FIRST QUARTER 1998




















                             FIRST UNION CORPORATION
                                AND SUBSIDIARIES


                       Management's Analysis of Operations











                         Quarterly Financial Supplement
                        Three Months Ended March 31, 1998

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FIRST UNION CORPORATION AND SUBSIDIARIES
FIRST QUARTER FINANCIAL SUPPLEMENT
THREE MONTHS ENDED MARCH 31, 1998
TABLE OF CONTENTS

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Financial Highlights                                                                                             1

Management's Analysis of Operations                                                                              2

Pro Forma Financial Information                                                                                P-1

Consolidated Summaries of Income, Per Share and Balance Sheet Data                                             T-1

Business Segments                                                                                              T-2

Internal Capital Growth and Dividend Payout Ratios                                                             T-6

Selected Quarterly Data                                                                                        T-6

Securities Available for Sale                                                                                  T-7

Investment Securities                                                                                          T-8

Loans                                                                                                          T-9

Allowance for Loan Losses and Nonperforming Assets                                                            T-10

Intangible Assets                                                                                             T-11

Foreclosed Properties                                                                                         T-11

Deposits                                                                                                      T-12

Time Deposits in Amounts of $100,000 or More                                                                  T-12

Long-Term Debt                                                                                                T-13

Changes in Stockholders' Equity                                                                               T-14

Capital Ratios                                                                                                T-15

Off-Balance Sheet Derivative Financial Instruments                                                            T-16

Off-Balance Sheet Derivatives - Expected Maturities                                                           T-18

Off-Balance Sheet Derivatives Activity                                                                        T-19

Net Interest Income Summaries                                                                                 T-20

Consolidated Balance Sheets                                                                                   T-22

Consolidated Statements of Income                                                                             T-23

Consolidated Statements of Cash Flows                                                                         T-24
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FINANCIAL HIGHLIGHTS
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                                                                                                       Three Months Ended
                                                                                                                March 31,
                                                                                  ----------------------------------------

(Dollars in millions, except per share data)                                               1998                      1997
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FINANCIAL HIGHLIGHTS
Net income after merger-related and restructuring
  charges                                                                        $       587                       504
After tax merger-related and restructuring charges                                        19                         -
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Net income before merger-related and restructuring
  charges                                                                        $       606                       504
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PER SHARE DATA (a)
Basic earnings
  Net income after merger-related and restructuring
    charges                                                                      $         0.91                      0.80
  Net income before merger-related and restructuring
    charges                                                                                0.94                      0.80
Diluted earnings
  Net income after merger-related and restructuring
    charges                                                                                0.90                      0.79
  Net income before merger-related and restructuring
    charges                                                                                0.93                      0.79
Cash dividends                                                                             0.37                      0.29
Book value                                                                                19.16                     16.62
Period-end price                                                                 $      56.8125                     40.50
Average shares (In thousands)
  Basic                                                                                 642,343                   627,402
  Diluted                                                                               651,355                   635,852
Actual shares (In thousands)                                                            644,493                   625,914
Dividend payout ratios (based on operating earnings)                                      39.74%                    35.43
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PERFORMANCE HIGHLIGHTS
Before merger-related and restructuring charges
    Return on average assets (a) (b)                                                       1.50%                     1.40
    Return on average stockholders' equity (a) (c)                                        20.21                     19.15
    Overhead efficiency ratio (excludes expenses on trust capital securities) (d)         59                        57
Net charge-offs to
  Average loans, net (a)                                                                   0.36                      0.63
  Average loans, net, excluding Bankcard (a)                                               0.22                      0.25
Nonperforming assets to loans, net and foreclosed properties                               0.74                      0.80
Net interest margin (a)                                                                    3.88%                     4.44
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CASH EARNINGS (EXCLUDING OTHER INTANGIBLE AMORTIZATION)
Before merger-related and restructuring charges
    Net income                                                                   $          659                     558
    Earnings per share - basic                                                   $          1.03                      0.89
    Return on average tangible assets (a)                                                   1.66%                     1.58
    Return on average tangible stockholders' equity (a) (c)                                28.15                     29.09
    Overhead efficiency ratio (excludes expenses on trust capital securities) (d)          56   %                    54
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PERIOD-END BALANCE SHEET DATA
Securities available for sale                                                    $       32,111                    16,839
Investment securities                                                                     2,072                     2,408
Loans, net of unearned income                                                            98,092                   101,747
Earning assets                                                                          150,002                   131,526
Total assets                                                                            171,966                   148,442
Noninterest-bearing deposits                                                             22,425                    19,978
Interest-bearing deposits                                                                80,901                    80,320
Long-term debt                                                                            8,252                     8,004
Guaranteed preferred beneficial interests                                                   991                       990
Stockholders' equity                                                             $       12,349                    10,400
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(a)   Quarterly amounts annualized.
(b)   Based on net income.
(c)   Based on net income and average stockholders' equity excluding average net unrealized gains or losses on debt and equity securities.
(d)   The overhead efficiency ratio is equal to noninterest expense divided by net operating revenue. Net operating revenue is equal to the sum of tax-equivalent net interest income and noninterest income, including investment securities transactions.


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MANAGEMENT'S ANALYSIS OF OPERATIONS

       The following discussion and other portions of this Financial Supplement contain various forward-looking statements. Please refer to our 1998 First Quarter Report on Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements.

EARNINGS HIGHLIGHTS
       First Union's operating earnings in the first quarter of 1998 increased 20 percent to $606 million from $504 million in the first quarter of 1997. Diluted operating earnings per share were 93 cents in the first quarter of 1998, up 18 percent from 79 cents per share in the first quarter of 1997. First quarter 1998 operating earnings represent a return on average common equity of
20.21 percent and a return on average assets of 1.50 percent compared with 19.15 percent and 1.40 percent, respectively, in the year ago period. Operating earnings represent earnings before merger-related and restructuring charges. Merger-related and restructuring charges of $19 million after tax were associated with the January 31, 1998, acquisition of Wheat First Butcher Singer Inc. After these charges, earnings were $587 million, or 90 cents per diluted share.
       First quarter 1997 results have been restated to reflect the pooling of interests acquisition of Signet Banking Corporation in November 1997. The information presented herein has not been restated to reflect the acquisition of CoreStates Financial Corp on April 28, 1998. In future periods, historical financial information will be restated to reflect the CoreStates acquisition. First Union's historical financial statements were not restated for the Wheat First pooling of interests acquisition, which was deemed to be immaterial.
       Growth in first quarter 1998 operating earnings was led by a 39 percent increase in noninterest income (excluding investment securities transactions), including a 68 percent increase in Capital Management fee income and a 59 percent increase in Capital Markets fee income. The combined Wheat First Union fee income contribution to these segments was $142 million.
       Noninterest expense, excluding merger-related and restructuring charges, increased 15 percent from the first quarter of 1997, including $115 million of Wheat First operating expenses. Merger-related and restructuring charges related to Wheat First Union amounted to $29 million in the first quarter of 1998. On a core operating basis, expenses were essentially flat with the fourth quarter of 1997.
       In addition, credit quality continued to improve, with nonperforming assets declining to $729 million, or 0.74 percent of net loans and foreclosed properties, from $819 million, or 0.80 percent, in the first quarter of 1997. Annualized net charge-offs as a percentage of average net loans improved to 0.36 percent in the first quarter of 1998 compared with 0.63 percent in the first quarter of 1997.

OUTLOOK
       We believe 1998 will be a very active year as we work to turn new markets and business strategies into strong revenue stories.
       As a result of our investments for the future:


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(bullet)    We continue to see strong growth in fee income from our Capital
Management and Capital Markets business segments, with Wheat First Union contributing significantly to business opportunities;
(bullet)    We are very encouraged by initial results as we introduce our redesigned retail delivery strategy, which we call the "Future Bank," throughout the First Union marketplace this year;
(bullet) The pending acquisition of The Money Store Inc., a consumer finance company, and the April 30, 1998, acquisition of Bowles Hollowell Conner & Co., an investment banking firm, will broaden our geographic reach and product capability; and
(bullet)   We completed the systems integration of Signet Banking Corporation less than four months after we acquired this Virginia-based banking company. We are working very hard to integrate CoreStates Financial Corp systems, to provide training and to introduce new products into this franchise, which we acquired April 28, 1998. Our goal is to refocus our new employees on customer sales and service, rather than on consolidation issues, as rapidly as possible.
       First Union continues to diversify its business mix in order to meet client demands and to decrease the corporation's reliance on interest income, which can be affected by volatility in economic conditions and movements in interest rates. First Union's goal is to increase noninterest income in proportion to total revenue to 40 to 45 percent by the year 2000. In fact, the percentage of noninterest income to total revenue was 45 percent in the first quarter of 1998 compared with 36 percent in the first quarter of 1997. We continue to invest in high-growth business lines such as the investment banking, brokerage services and asset management businesses in our Capital Markets and Capital Management Groups. These nontraditional businesses contribute a greater percentage of fee income to our earnings stream and complement our loan and deposit activities. We also are applying nontraditional approaches to our more mature lines of business, primarily by streamlining processes, by adding electronic and remote banking alternatives and by implementing our Future Bank retail delivery model. The goals are to improve customer service, to increase sales and to generate efficiencies. We expect strong sales momentum in light of demographic trends, a robust economy and our market expansion.
       Our primary management attention is focused on leveraging our existing business base as we invest in new technology and fee income-generating lines of business. The significant investments we have made in acquisitions, in technology and in expanded products and services have positioned us to better serve our 16 million customers in a diverse geographic marketplace and to reduce the impact of adverse changes in the business cycle.

MERGER AND CONSOLIDATION ACTIVITY
       The acquisition of CoreStates, of Philadelphia, Pennsylvania, was completed on April 28, 1998. We believe this acquisition will create new opportunities to leverage our growing Capital Management and Capital Markets businesses in states that generate 36 percent of the nation's gross state product and in attractive consumer markets where the per capita income is 12 percent above the national average.
       Approximately 331 million shares of First Union common stock have been issued in this pooling of interests accounting transaction. At March 31, 1998, CoreStates had assets of $48 billion, net loans of $35 billion, deposits of $35 billion, stockholders' equity of $3 billion and net income of $203 million for the quarter ended March 31, 1998.


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       In 1998, First Union currently estimates after-tax, merger-related and restructuring expenses of $795 million related the CoreStates merger. More information is available in our Current Reports on Form 8-K, which we filed with the Securities and Exchange Commission (SEC) dated November 18, 1997, November 28, 1997, and December 2, 1997, in our registration statement on Form S-4 (No. 333-44015), filed with the SEC on January 9, 1998, and in our 1997 Annual Report on Form 10-K. Additionally, pro forma financial information related to CoreStates is presented elsewhere in this report.
       In addition, in the first quarter of 1998, we announced two purchase accounting acquisitions: The Money Store, which we expect to complete in the second or third quarter of 1998, subject to approval by The Money Store's shareholders and applicable regulators and other conditions of closing, and Bowles Hollowell Conner & Co. which we completed on April 30, 1998. The Money Store transaction provides for First Union to pay $34 per share in First Union common stock for each share of The Money Store's common stock, with a total indicated purchase price of approximately $2.1 billion. In connection with The Money Store acquisition, we have repurchased in the open market 34 million of the outstanding shares of First Union common stock at a cost of $2 billion. First Union expects to repurchase an additional 3 million shares of its common stock which will then equal the number of such shares expected to be issued in the merger, currently estimated to be approximately 37 million shares. In The Money Store acquisition, we estimate we will take a merger-related and restructuring expense of approximately $20 million. In connection with the Bowles Hollowell transaction, we issued approximately 1.2 million shares of First Union common stock. Bowles Hollowell had assets of $18 million at January 31, 1998.
       In addition, the acquisition of Covenant Bancorp, Inc., a bank holding company based in Haddonfield, New Jersey, was consummated on January 15, 1998. Covenant had assets of $415 million, net loans of $254 million, deposits of $294 million and stockholders' equity of $31 million at December 31, 1997. First Union issued 1.6 million shares in this purchase accounting transaction, substantially all of which we repurchased in 1997 in the open market at a cost of $79 million.
       The acquisition of Wheat First, based in Richmond, Virginia, was consummated on January 31, 1998. We expect this partnership will enhance the equity securities business of First Union's Capital Markets Group, as well as create one of the nation's largest brokerage networks. The merger was accounted for as a pooling of interests. However, financial information related to Wheat First is not considered material to the historical results of First Union, and such financial statements will not be restated. First Union issued 10.3 million shares of its common stock in the Wheat First acquisition. Wheat First had assets of $1 billion and stockholders' equity of $171 million at December 31, 1997.
       We continue to evaluate acquisition opportunities that will provide access to customers and markets that we believe complement our long-term goals. Acquisition opportunities are evaluated as a part of our ongoing capital allocation decision-making process. Decisions to pursue acquisitions will be measured in conjunction with financial performance guidelines adopted in 1997 and other financial and strategic objectives. Acquisition discussions and in some cases negotiations may take place from time to time, and future acquisitions involving cash, debt or equity securities may be expected.
       The ACCOUNTING AND REGULATORY MATTERS section provides more information about legislative, accounting and regulatory matters that have recently been adopted or proposed.
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BUSINESS SEGMENTS

BUSINESS FOCUS
       First Union's operations are divided into four primary business segments encompassing more than 40 distinct product and service units. These segments include the Consumer Bank, Capital Management, the Commercial Bank and Capital Markets. Additional information can be found in Table 2.
       We have developed an internal performance reporting model to measure the results of these four business segments and the Treasury/Nonbank segment. Because of the complexity of the corporation and the interrelationships of these business segments, we have used various estimates and allocation methodologies in the preparation of the Business Segments financial information. Restatements of various periods may occasionally occur because these estimates and methodologies could be refined over time.
       Our management structure combines this internal performance reporting with a matrix management approach, which integrates product management with our various distribution channels. Additionally First Union's management structure and internal reporting methodologies will produce business segment results that are not necessarily comparable to presentations by other bank holding companies or stand-alone entities in similar industry segments.
       Our internal performance reporting model isolates the net income contribution and measures the return on capital for each business segment by allocating equity, funding credit and expense and corporate expenses to each segment. We use a risk-based methodology to allocate equity based on the credit, market and operational risks associated with each business segment. Credit risk allocations provide sufficient equity to cover unexpected losses for each asset portfolio. Operational capital is allocated based on the level of noninterest expense for each segment. In addition capital is allocated to segments with deposit products to reflect the risk of unanticipated disintermediation. Through this process, the aggregate amount of equity allocated to all business segments may differ from the corporation's book equity. All unallocated equity is retained by the Treasury/Nonbank segment. This mismatch in book versus allocated equity may result in an unexpectedly high or low return on equity for the Treasury/Nonbank segment for extended periods of time. Our method of reporting does not allow for discrete reporting of the profitability or synergies arising from our integrated approach to product sales. For example, a commercial customer might have loans, deposits and an interest rate swap. The loan and deposit relationship would be included in the commercial segment and the interest rate swap would be reflected in the risk management unit of the Capital Markets segment.
       Exposure to market risk is managed centrally within the Treasury/Nonbank segment. In order to remove interest rate risk from each business segment, our model employs a funds transfer pricing (FTP) system. The FTP system matches the duration of the funding used by each segment to the duration of the assets and liabilities contained in each segment. Matching the duration, or the effective term until an instrument can be repriced, allocates interest income and/or expense to each segment so its resulting net interest income is insulated from interest rate risk. The majority of the interest rate risk resulting from the mismatch in durations of assets and liabilities held by the business segments resides in the Treasury/Nonbank segment. The Treasury/Nonbank segment also holds the corporation's investment portfolio and off-balance sheet portfolio, which are used to enhance corporate earnings and to manage exposure to interest rate risk. Because most


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market risk is held in the Treasury/Nonbank segment, the profitability of this segment is expected to be more volatile than for the other business segments.
       General corporate expenses, with the exception of goodwill amortization, are allocated to each segment in a pro rata manner based on the direct and attributable indirect expenses for each segment. Residual corporate expense remaining in the Treasury/Nonbank segment reflects the costs of portfolio management activities, goodwill amortization and merger-related restructuring charges. In general this approach should not result in significant volatility to business segment returns.

CONSUMER BANK
       The Consumer Bank, our primary deposit-taking entity, provides an attractive source of funding for secured and unsecured consumer loans, first and second residential mortgages, installment loans, credit cards, auto loans and leases, and student loans. The Consumer Bank's traditional deposit and lending products are fully integrated with nontraditional financial offerings, making our retail banking branches major distribution points for mutual funds, insurance and small business loans. This approach is supported by state-of-the-art technology including centralized customer information centers, smart cards, electronic and Internet banking capabilities.
       The Consumer Bank segment generated $197 million in net income in the first quarter of 1998 compared with $226 million in the first quarter of 1997. Primary contributors were credit cards and deposits. The decline reflected lower securitization gains along with increases in operating expense related to the increase in mortgage volume, including an acceleration in the amortization of mortgage servicing rights. Noninterest income was $320 million compared with $330 million in the first quarter of 1997.
       Noninterest expense was $624 million compared with $588 million in the first quarter of 1997. Expense growth largely reflected training and other costs related to the implementation of our Future Bank delivery strategy, as well as expenses related to the increased mortgage volume and accelerated mortgage servicing rights amortization. Our new Future Bank retail delivery model is being implemented throughout 1998 in our full-service branch network in 12 states and Washington, D.C. The Future Bank model increases service options and access for our customers, improves sales capacity for employees and ultimately is expected to reduce costs.
       Average Consumer Bank loans in the first quarter of 1998 were $49 billion compared with $54 billion in the first quarter of 1997. While consumer loan originations were strong, the decrease in the consumer loan portfolio reflects our strategy to actively manage our balance sheet by selling or securitizing loans to maximize return on capital. As part of this strategy we securitized or sold $5 billion of consumer loans in 1997, including adjustable rate mortgages
(ARMs), home equity loans, student loans, indirect auto loans, community reinvestment loans, credit card receivables and other unsecured consumer credit. The managed credit card portfolio was $4 billion at March 31, 1998, including $2 billion of securitized credit cards. The credit card sales reflect the repositioning of the portfolio in line with our Consumer Bank's strategy of expanding relationships within our growing customer base on the East Coast.
       Loan originations in the consumer portfolio were led by mortgage loans, direct lending through the full-service bank branches, and home equity loans. First Union's mortgage origination and home equity offices across the nation also are included in the Consumer




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Bank through our operating subsidiaries: First Union Mortgage Corporation (FUMC)
and First Union Home Equity Bank, N.A. (FUHEB). Our equity lending business, when combined with that of CoreStates and The Money Store, is expected to be the second largest in the nation. FUMC was the nation's 12th largest mortgage servicer, with a mortgage servicing portfolio of $61 billion at March 31, 1998. In addition, FUHEB is a major participant in both the "A" credit quality market for our portfolio, as well as in the sub-prime market for securitization or sale.

CAPITAL MANAGEMENT
       The Capital Management Group unites our banking and investment offerings for retail and institutional customers, providing products and services that primarily produce fee income. At March 31, 1998, this group had $98 billion in assets under management, which encompassed $53 billion in total trust and institutional assets, including $15 billion in proprietary mutual funds. Including the proprietary mutual funds for trust customers, the First Union-advised mutual funds amounted to $60 billion at March 31, 1998. On a pro forma basis with CoreStates, we would have had $63 billion in mutual fund assets under management at March 31, 1998.
       The Capital Management Group produced net income of $76 million in the first quarter of 1998 compared with $44 million in the first quarter of 1997. Capital Management businesses and products primarily generate fee income. In the first quarter of 1998, fee income for this segment was $373 million compared with $222 million in the first quarter of 1997. Growth in fee income was primarily related to retail brokerage and insurance commissions and mutual funds, with Wheat First Union contributing $117 million to fee income. Expenses in the first quarter of 1998 were $346 million compared with $216 million in the first quarter of 1997.
       Retail brokerage and insurance services are the primary distribution center for investment and insurance products. This segment does not reflect sales of credit, life or other insurance products sold in other areas of the corporation. Retail brokerage and insurance income included in noninterest income was $180 million in the first quarter of 1998 compared with $64 million in the first quarter of 1997.
       The CAP Account is an asset management product that enables our customers to manage their securities trading and banking activities in a single, consolidated account. Income related to the CAP Account is therefore reflected in several of our lines of business, including mutual funds and retail brokerage services. The CAP Account item in Table 2 reflects direct CAP Account fee income only. CAP Account assets increased to $28 billion at the end of the first quarter of 1998 compared with $26 billion at year-end 1997. We are seeing an increase in investment activity through these accounts. The investment proportion in the CAP Accounts has risen from 33 percent in the first quarter of 1997 to 43 percent in the first quarter of 1998. Trades in CAP Accounts increased 43 percent compared with the first quarter of 1997.
       The Private Client Banking Group provides high net worth clients with a single point of access to First Union's investments, mortgages, personal loans, trusts, financial planning, brokerage services and other services. In the first quarter of 1998, the Private Client Banking Group managed $2.1 billion of average net loans compared with $1.8 billion in the first quarter of 1997, and $1.8 billion of average deposits compared with $1.6 billion in the first quarter of 1997. The Private Client Banking Group line in Table 2 reflects only the


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income and expense related to lending and deposit taking activities. Both capital management and capital market fee income is located within other business lines.
       We anticipate increased growth in all of the Capital Management business lines as we introduce new products and services throughout our multistate network and with the addition of new customers from our acquisitions.

COMMERCIAL BANK
       The Commercial Bank provides a comprehensive array of financial solutions primarily focused on corporate (annual sales of $50 million to $2 billion); commercial (annual sales of $10 million to $50 million); and small-business (annual sales up to $10 million) customers. Products and services go beyond traditional commercial banking to areas such as asset-based financing, risk management products, property and casualty insurance, leasing, treasury services, international services, pension plans and 401(k)s.
       Specialized relationship teams throughout our region focus on sales and service. In addition, we have an integrated approach that leverages the capabilities of First Union's Capital Markets Group for the more complex financing solutions.
       The Commercial Bank had net income of $123 million in the first quarter of 1998 compared with $132 million in the first quarter of 1997. Net interest income was $352 million compared with $382 million in the first quarter of 1997. The decline was primarily related to a decrease in outstandings and loan spreads. Noninterest income increased 8 percent from the first quarter of 1997 to $91 million in the first quarter of 1998, led by Cash Management fee income, which increased 25 percent from the first quarter of 1997. In addition, service charge volume has increased as a result of higher sales volume and improved collection policies and procedures. Expenses in the first quarter of 1998 were $246 million compared with $248 million in the first quarter of 1997.
       Average commercial loans in the first quarter of 1998 declined 7 percent from the first quarter of 1997, primarily reflecting run-off in all commercial lending areas due to selective new loan originations and renewals. Average small business loans increased 25 percent to $1.9 billion in the first quarter of 1998 from $1.5 billion in the first quarter of 1997. Small Business Banking in Table 2 reflects only lending activities, while our Small Business Banking Division also generates insurance, investment and retirement services, and commercial deposit services for customers.
       When combined with CoreStates, First Union will be the nation's third largest cash management bank based on revenue. Cash management products stimulate the gathering of commercial deposit balances. Deposit balances and their economic profitability are reflected in both the Commercial Bank and the Capital Markets segments. Cash Management in Table 2 reflects only the direct service charge income from cash management products.

CAPITAL MARKETS
       Our Capital Markets Group provides corporate and institutional clients one-stop shopping for a full range of investment banking products and services. These products and services are fully integrated with our wholesale delivery strategy, and they are a natural extension of our Commercial Bank. We have the capability to help a company grow from its

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first checking account to its initial public offering. In the Capital Markets
Group, the Commercial Bank and the bank and nonbank brokerage units, the strategy is the same: the focus is on providing customized solutions that are in our clients' best interests.
       Within Capital Markets, our primary focus has been to bring a full line of business products to middle-market customers. We believe this strategy provides a rewarding platform for long-term growth.
       Our relationship coverage begins in our East Coast banking markets and extends nationwide through industry-specific specialization in such areas as health care; financial institutions; real estate; media and communications; utilities; energy; forest products; and specialty finance. In addition, our International unit continues to develop strong correspondent banking relationships overseas. The primary focus of the International unit is to meet the trade finance and foreign exchange needs of our corporate customers and to provide commercial banking and capital markets products to financial institution clients overseas. This unit expanded significantly with the addition of CoreStates, which has been involved in the international arena for nearly two centuries.
       The Capital Markets Group produced net income of $108 million in the first quarter of 1998 compared with $70 million in the first quarter of 1997. Net interest income was $123 million compared with $96 million in the first quarter of 1997. Noninterest income increased 56 percent to $250 million in the first quarter of 1998 from $159 million in the first quarter of 1997. The increase was led by $141 million in fee income from our investment banking segment, including $25 million from Wheat First Union. Expenses in the first quarter of 1998 were $203 million compared with $146 million in the first quarter of 1997.
       Average net loans were $17 billion in the first quarter of 1998 compared with $13 billion in the first quarter of 1997. Loan growth between the two periods was generated primarily in the commercial real estate, diversified finance and commercial leasing units.
       First Union's Capital Markets Group will continue to expand its relationship banking efforts, including increased industry segment coverage and an expanded international presence with CoreStates.

TREASURY/NONBANK SEGMENT
       The Treasury/Nonbank segment includes First Union's Central Money Book
(CMB) and certain expenses that are not allocated to the business segments, including goodwill amortization and corporate restructuring costs. The CMB is responsible for the management of our securities portfolios, our overall funding requirements and our asset and liability management functions. The SECURITIES AVAILABLE FOR SALE, INVESTMENT SECURITIES, LIQUIDITY AND FUNDING SOURCES and MARKET RISK MANAGEMENT sections provide information about our securities portfolios, funding sources and asset and liability management functions.
       Additionally, the Treasury/Nonbank segment includes amortization expense and capital not allocated to business segments related to other intangible assets (excluding deposit base premium and mortgage and other servicing assets) and charges that are unusual and infrequent, including merger-related and restructuring charges. The Treasury/Nonbank segment includes the income and expense related to the restructuring of the credit card receivables and other unsecured loans.


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RESULTS OF OPERATIONS

INCOME STATEMENT REVIEW

NET INTEREST INCOME
       Tax-equivalent net interest income was $1.37 billion in the first quarter of 1998 compared with $1.42 billion in the first quarter of 1997. The modest decline in tax-equivalent net interest income reflects a changing earning asset mix, primarily related to the divestiture of higher-yielding, unsecured consumer loans and to the investment of excess capital in lower-yielding securities, including purchases to leverage the CoreStates acquisition.
       Nonperforming loans reduce interest income because the contribution from these loans is eliminated or sharply reduced. In the first quarter of 1998, $13 million in gross interest income would have been recorded if all nonaccrual and restructured loans had been current in accordance with their original terms and if they had been outstanding throughout the period (or since origination if held for part of the period). The amount of interest income related to these assets and included in income in the first quarter of 1998 was not significant.

NET INTEREST MARGIN
       The net interest margin, which is the difference between the tax-equivalent yield on earning assets and the rate paid on funds to support those assets, was 3.88 percent in the first quarter of 1998 compared with 4.44 percent in the first quarter of 1997, a reduction of 56 basis points. Significant changes in our asset mix played the greatest role in narrowing the net interest margin. The restructuring of our unsecured consumer loan portfolio and the subsequent reinvestment in lower yielding investment securities reduced the margin in the first quarter of 1998. Additionally, we purchased securities to rebalance our interest rate sensitivity position in advance of our merger with CoreStates which added to the decline. The rest of the decline is a result of substantial increases in the balance of short-term investments and trading assets, as well as a modest decline in the spread between loan yields and retail deposit costs. We expect our margin to increase following the consummation of the CoreStates merger. The average rate earned on earning assets was 7.92 percent in the first quarter of 1998 and 8.25 percent in the first quarter of 1997. The average rate paid on interest-bearing liabilities was 4.57 percent in the first quarter of 1998 and 4.38 percent in the first quarter of 1997. It should be noted that the margin is not our primary management focus or goal.
       We use securities and off-balance sheet transactions to manage interest rate sensitivity. More information on these transactions is included in the MARKET RISK MANAGEMENT section.

NONINTEREST INCOME
       We are meeting the challenges of increasing competition, changing customer demands and demographic shifts by investing in high-growth lines of business to enhance revenue growth. We have significantly broadened our product lines, particularly in the Capital Markets and Capital Management Groups, to provide additional sources of fee income that complement our long-standing banking products and services. These investments were reflected in a 39 percent increase in noninterest income, excluding investment securities transactions, to $1.1 billion in the first quarter of 1998 from $813 million in the first quarter of 1997. The combined Wheat First Union fee income contribution to both segments was $142 million.
       Virtually all categories of noninterest income increased in the first quarter of 1998 from a year earlier. Fee income from Capital Management and Capital Markets activities made up more than half of noninterest income in the first quarter of 1998. These two groups are discussed further in the BUSINESS SEGMENTS section. Sundry income included $55 million of branch sale gains related to discretionary branch closings. During 1998, we expect to realize additional branch sale gains associated with the CoreStates acquisition.

TRADING ACTIVITIES
       Our Capital Markets Group also makes a key contribution to noninterest income through trading profits. Trading activities are undertaken primarily to satisfy the investment and risk management needs of our customers and secondarily to enhance our earnings through profitable trading for the corporation's own account. Market making and position taking activities across a wide array of financial instruments add to our ability to optimally serve our customers. Trading account assets were $7 billion at March 31, 1998, compared with $5 billion at December 31, 1997.

NONINTEREST EXPENSE
       Noninterest expense was $1.5 billion in the first quarter of 1998 compared with $1.3 billion in the first quarter of 1997. Noninterest expense in the first quarter of 1998 included $29 million in merger-related and restructuring charges related to Wheat First Union, as well as $115 million of Wheat First operating expenses.
       The increases in various categories of noninterest expense reflect our continued investments in fee-income generating businesses such as those managed by the Capital Management and the Capital Markets Groups, in which expenses move more in tandem with revenues, and in technology and retail branch transformation.
       Amortization of other intangible assets predominantly represents the amortization of goodwill and deposit base premium related to purchase accounting acquisitions. These intangibles are amortized over periods ranging from six to 25 years. Amortization is a noncash charge to income; therefore, liquidity and funds management activities are not affected. We had $2.7 billion in other intangible assets at March 31, 1998, and at December 31, 1997. Costs related to environmental matters were not material.
       We are actively engaged in assessing our own computer systems as well as those of third-party vendors, counterparties and customers for year 2000 readiness. Our single system platform, as well as the fact that our Emerald deposit system and essentially all of our Capital Markets systems are already year 2000 compliant, has minimized the expense related to ensuring that all computer software and hardware is able to recognize the date change from December 31, 1999, to January 1, 2000.
       We have analyzed our computer hardware platforms and software programs, and we expect to have virtually all of the systems and application modifications in place and tested by the end of 1998, allowing time in 1999 for any system refinements that may be needed and overall integrated systems testing. We are assessing, monitoring and testing the progress of our third-party vendors and counterparties to determine whether they will be able to successfully interact with First Union in the year 2000. In addition we are assessing the needs of our customers and the possible effects of their inability to become year 2000 compliant. Our formal risk assessment of customers is incorporated into the underwriting, scheduled review and credit grading process.
       Including closed and pending acquisitions, First Union currently estimates that aggregate expenses for making its computer systems year 2000 compliant will be between $60 million and $65 million pretax.

BALANCE SHEET REVIEW

SECURITIES AVAILABLE FOR SALE
       The available for sale portfolio consists of U.S. Treasury, municipal and mortgage-backed and asset-backed securities as well as collateralized mortgage obligations, corporate, foreign and equity securities. Securities available for sale transactions resulted in gains of $20 million in the first quarter of 1998 and $4 million in the first quarter of 1997.
       At March 31, 1998, we had securities available for sale with a market value of $32 billion compared with $21 billion at year-end 1997. The market value of securities available for sale was $391 million above amortized cost at March 31, 1998. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk and to take advantage of market conditions that create more economically attractive returns on these investments.
       The average rate earned on securities available for sale in the first quarter of 1998 was 6.68 percent compared with 6.84 percent in the first quarter of 1997. The average maturity of the portfolio was 5.95 years at March 31, 1998.

INVESTMENT SECURITIES
       The investment securities portfolio consists of U.S. Government agency, corporate, municipal and mortgage-backed securities, and collateralized mortgage obligations. Our investment securities amounted to $2.1 billion at March 31, 1998, and $2.2 billion at December 31, 1997.
       The average rate earned on investment securities was 8.74 percent in the first quarter of 1998 and 8.62 percent in the first quarter of 1997. The average maturity of the portfolio was 5.31 years at March 31, 1998.

LOANS
       The loan portfolio, which represents our largest asset class, is a significant source of interest and fee income. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk. Our lending strategy stresses quality growth and portfolio diversification by product, geography and industry. A common credit underwriting structure is in place throughout the corporation.
       The commercial loan portfolio includes general commercial loans, both secured and unsecured, and commercial real estate loans. Commercial loans are typically either working capital loans, which are used to finance the inventory, receivables and other working capital needs of commercial borrowers, or term loans, which are generally used to finance fixed assets or acquisitions. Commercial real estate loans are typically used to finance the construction or purchase of commercial real estate.

       Our commercial lenders focus principally on middle-market companies, which we believe reduces the risk of credit loss from any single borrower or group of borrowers. A majority of our commercial loans are for less than $10 million. Consistent with our longtime standard, we generally look for two repayment sources for commercial real estate loans: cash flows from the project and other resources of the borrower.
       Consumer lending through our full-service bank branches is managed using an automated underwriting system that combines statistical predictors of risk and industry standards for acceptable levels of customer debt capacity and collateral valuation. These guidelines are continually monitored for overall effectiveness and for compliance with fair lending practices.
       The loan portfolio at March 31, 1998, was composed of 47 percent in commercial loans and 53 percent in consumer loans compared with 48 percent and 52 percent, respectively, at December 31, 1997.
       Net loans at March 31, 1998, were $98 billion compared with $97 billion at December 31, 1997. Average net loans were $96 billion in the first quarter of 1998 and $101 billion in the first quarter of 1997. The decrease reflects $7 billion in loans that were securitized, sold or transferred to assets held for sale as part of our strategy of balance sheet management to maximize its return on investment. Commercial loan originations in the first quarter of 1998 were led by Capital Markets and commercial lenders in Georgia and the Carolinas. Consumer loan originations were strong in mortgages, home equity and direct lending.
       At March 31, 1998, unused loan commitments related to commercial and consumer loans were $47 billion and $24 billion, respectively. Commercial and standby letters of credit were $6 billion at March 31, 1998. At March 31, 1998, loan participations sold to other lenders amounted to $2 billion. They were recorded as a reduction of gross loans.
       The average rate earned on loans was 8.63 percent in the first quarter of 1998 compared with 8.71 percent in the first quarter of 1997. The primary factor contributing to the decline was the restructuring of our unsecured consumer loan portfolio. This restructuring, in conjunction with a general downward trend in Treasury rates over this period, was only partially offset by an increase in the Fed funds and the prime rates, and growth in high yielding leveraged leases.
       The Asset Quality section provides information about geographic exposure in the loan portfolio.

COMMERCIAL REAL ESTATE LOANS
       Commercial real estate loans amounted to 11 percent of the total portfolio at March 31, 1998, and at December 31, 1997. This portfolio included commercial real estate mortgage loans of $8 billion at March 31, 1998, compared with $9 billion at December 31, 1997.

ASSET QUALITY

NONPERFORMING ASSETS
       At March 31, 1998, nonperforming assets were $729 million, or 0.74 percent of net loans and foreclosed properties, compared with $723 million, or
0.75 percent, at December 31, 1997.
       Loans or properties of less than $5 million each made up 81 percent, or $594 million, of nonperforming assets at March 31, 1998. Of the rest:

(bullet) Seven loans or properties between $5 million and $10 million each accounted for $54 million; and
(bullet) Three loans or properties over $10 million each accounted for $81 million.

       Fifty percent of nonperforming assets were collateralized primarily by real estate at March 31, 1998 and at December 31, 1997.

PAST DUE LOANS
         Accruing loans 90 days past due were $229 million at March 31, 1998, compared with $232 million at December 31, 1997. Of the past dues at March 31, 1998, $23 million were commercial and commercial real estate loans and $206 million were consumer loans. At March 31, 1998, we were closely monitoring certain loans for which borrowers were experiencing increased levels of financial stress. None of these loans were included in nonperforming assets or in accruing loans past due 90 days, and the aggregate amount of these loans was not significant.

NET CHARGE-OFFS
       Net charge-offs amounted to $87 million in the first quarter of 1998 and $131 million in the fourth quarter of 1997. Annualized net charge-offs were 0.36 percent of average net loans in the first quarter of 1998 compared with 0.53 percent in the fourth quarter of 1997. Excluding net charge-offs related to the credit card portfolio, net charge-offs were 0.22 percent compared with 0.33 percent in the fourth quarter of 1997. At March 31, 1998, the owned credit card portfolio represented less than 3 percent of the loan portfolio.
       Net charge-offs declined significantly due to the restructuring of the credit card portfolio, in which certain vintages that experienced higher charge-off rates have been sold. Our card solicitation marketing efforts are now focused on customers and prospects within our marketplace and nationally with whom it is our goal to build long-term, multi-product relationships. We continue to carefully monitor trends in both the commercial and consumer loan portfolios for signs of credit weakness. Additionally, we have evaluated our credit policies in light of changing economic trends, and we have taken steps we believe are appropriate where necessary. All of these steps have been taken with the goals of minimizing future credit losses and deterioration and of allowing for maximum profitability.

PROVISION AND ALLOWANCE FOR LOAN LOSSES
       The loan loss provision was $90 million in the first quarter of 1998 compared with $325 million in the fourth quarter of 1997. The loan loss provision was increased in the fourth quarter of 1997 to facilitate the restructuring of the unsecured consumer loan portfolio, which resulted in the sale of $3 billion of credit card receivables and other unsecured loans.
       The allowance for loan losses was $1.2 billion at March 31, 1998, and at December 31, 1997. We establish reserves based on various factors, including results of quantitative analyses of the quality of commercial loans and commercial real estate loans. Reserves for commercial and commercial real estate loans are based principally on loan grades, historical loss rates, borrowers' creditworthiness, underlying cash flows from the project and from the borrowers, and analysis of other less quantifiable factors that might influence the portfolio. We analyze all loans in excess of $1 million that are being monitored as potential credit problems to determine whether supplemental, specific reserves are necessary. Reserves for consumer loans are based principally on delinquencies and historical and projected loss rates.
       Impaired loans, which are included in nonaccrual loans, amounted to $315 million at March 31, 1998, compared with $301 million at December 31, 1997. A loan is considered to be impaired when, based on current information, it is probable that we will not receive all amounts due in accordance with the contractual terms of a loan agreement. Included in the allowance for loan losses at March 31, 1998, was $30 million related to $213 million of impaired loans. The remaining impaired loans were recorded at or below fair value. In the first quarter of 1998 the average recorded investment in impaired loans was $310 million, and $3 million of interest income was recognized on loans while they were impaired. This income was recognized using a cash-basis method of accounting.

GEOGRAPHIC EXPOSURE
       The loan portfolio in the East Coast region of the United States is spread primarily across 106 metropolitan areas with diverse economies. Our largest markets are: Atlanta, Georgia; Charlotte, North Carolina; Miami and Jacksonville, Florida; Newark, New Jersey; New York, New York; Philadelphia, Pennsylvania; and Washington, D.C. Substantially all of the $11 billion commercial real estate portfolio at March 31, 1998, was located in our East Coast banking region.

LIQUIDITY AND FUNDING SOURCES
       Liquidity planning and management are necessary to ensure we maintain the ability to fund operations cost-effectively and to meet current and future obligations such as loan commitments and deposit outflows. In this process we focus on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet the corporation's needs.
       Funding sources primarily include customer-based core deposits but also include purchased funds and cash flows from operations. First Union is one of the nation's largest core deposit-funded banking institutions. Our large consumer deposit base, which is spread across the economically strong South Atlantic region and high per-capita income Middle Atlantic region, creates considerable funding diversity and stability.
       Asset liquidity is maintained through maturity management and through our ability to liquidate assets, primarily securities held for sale. Another significant source of asset liquidity is the ability to securitize assets such as credit card receivables and auto, home equity, student and mortgage loans. Other off-balance sheet sources of liquidity exist as well, including a mortgage servicing portfolio for which the estimated fair value exceeded book value by $29 million at March 31, 1998.

CORE DEPOSITS
       Core deposits are a fundamental and cost-effective source of funding. Core deposits include savings, negotiable order of withdrawal (NOW), money market, noninterest-bearing and other consumer time deposits. Core deposits were $98 billion at March 31, 1998, compared with $97 billion at December 31, 1997.
       The portion of core deposits in higher-rate, other consumer time deposits was 31 percent at March 31, 1998, and 30 percent at year-end 1997. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to process.
       Average core deposit balances were $96 billion in the first quarter of 1998 and $94 billion in the fourth quarter of 1997. In the first quarter of 1998 and in the fourth quarter of 1997, average noninterest-bearing deposits were 22 percent and 21 percent, respectively, of average core deposits. Average balances in savings and NOW, other consumer time and noninterest-bearing deposits were higher when compared with the fourth quarter of 1997, while money market deposits were lower. Deposits can be affected by branch closings or consolidations, seasonal factors and the rates being offered compared to other investment opportunities. The NET INTEREST INCOME SUMMARIES provide additional information about average core deposits.

PURCHASED FUNDS
       Purchased funds at March 31, 1998, were $45 billion compared with $34 billion at year-end 1997, largely reflecting funding needs related to the increased securities available for sale portfolio. Average purchased funds in the first quarter of 1998 were $42 billion compared with $33 billion in the fourth quarter of 1997. Purchased funds are acquired primarily through (i) our large branch network, consisting principally of $100,000 and over certificates of deposit, public funds and treasury deposits, and (ii) national market sources, consisting of relatively short-term funding sources such as federal funds, securities sold under repurchase agreements, eurodollar time deposits, short-term bank notes and commercial paper, and longer-term funding sources such as term bank notes, Federal Home Loan Bank borrowings and corporate notes.

CASH FLOWS
       Cash flows from operations are a significant source of liquidity. Net cash provided from operations primarily results from net income adjusted for the following noncash accounting items: the provisions for loan losses and foreclosed properties; and depreciation and amortization. This cash was available in the first quarter of 1998 to increase earning assets, to make discretionary investments and to reduce borrowings.

LONG-TERM DEBT
       Long-term debt was 67 percent of total stockholders' equity at March 31, 1998, and at year-end 1997.
       Under a shelf registration statement filed with the Securities and Exchange Commission, we currently have available for issuance $1.9 billion of senior or subordinated debt securities, common stock or preferred stock. The sale of any additional debt or equity securities will depend on future market conditions, funding needs and other factors. In April 1998, we issued an aggregate of $500 million of subordinated debt.

DEBT OBLIGATIONS
       We have a $350 million, committed back-up line of credit that expires in December 1998. This credit facility contains financial covenants that require First Union to maintain a minimum level of tangible net worth, restrict double leverage ratios and require capital levels at subsidiary banks to meet regulatory standards. First Union has not used this line of credit. In 1998, $1.5 billion of long-term debt will mature. Funds for the payment of long-term debt will come from operations or, if necessary, additional borrowings.

GUARANTEED PREFERRED BENEFICIAL INTERESTS
       At March 31, 1998, $991 million of trust capital securities were outstanding. A subsidiary trust of the corporation issued these capital securities, and the corporation received the proceeds by issuing junior subordinated debentures to the trust. These capital securities are considered tier 1 capital for regulatory purposes. Expenses of $16 million in the first quarter of 1998 related to the capital securities are included in sundry expense.
                                       16

STOCKHOLDERS' EQUITY
       The management of capital in a regulated banking environment requires a balance between maximizing leverage and return on equity to stockholders while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. We have historically generated attractive returns on equity to stockholders while maintaining sufficient regulatory capital ratios.
       Total stockholders' equity was $12 billion at March 31, 1998, and at December 31, 1997. Common shares outstanding amounted to 644 million at March 31, 1998, compared with 636 million at December 31, 1997. From January 1, 1998, through May 12, 1998, we repurchased 34 million shares of our common stock in the open market in connection with The Money Store acquisition at a cost of $2 billion.
       We paid $241 million in dividends to common stockholders in the first quarter of 1998 compared with $179 million in the first quarter of 1997.
       At March 31, 1998, stockholders' equity included a $249 million unrealized after-tax gain related to debt and equity securities. The SECURITIES AVAILABLE FOR SALE section provides additional information about debt and equity securities.

SUBSIDIARY DIVIDENDS
       Our banking subsidiaries are the largest source of parent company dividends. Capital requirements established by regulators limit dividends that these and certain other of our subsidiaries can pay. Banking regulators generally limit a bank's dividends in two principal ways: first, dividends cannot exceed the bank's undivided profits, less statutory bad debt in excess of a bank's allowance for loan losses; and second, in any year dividends cannot exceed a bank's net profits for that year, plus its retained earnings from the preceding two years, less any required transfers to surplus. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, our subsidiaries had $737 million available for dividends at March 31, 1998, without prior regulatory approval. Our subsidiaries paid $205 million in dividends to the parent company in the first quarter of 1998.

REGULATORY CAPITAL
       Federal banking regulations require that bank holding companies and their subsidiary banks maintain minimum levels of capital. These banking regulations measure capital using three formulas including tier 1 capital, total capital and leverage capital. The minimum level for the ratio of total capital to risk-weighted assets (including certain off-balance sheet financial instruments, such as standby letters of credit and interest rate swaps) is currently 8 percent. At least half of total capital is to be composed of common equity, retained earnings and a limited amount of qualifying preferred stock, less certain intangible assets (tier 1 capital). The rest may consist of a limited amount of subordinated debt, nonqualifying preferred stock and a limited amount of the loan loss allowance (together with tier 1 capital, total capital). At March 31, 1998, the tier 1 and total capital ratios were 8.61 percent and 13.44 percent, respectively, compared with 8.41 percent and 13.40 percent at December 31, 1997.
       In addition the Federal Reserve Board has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets equal to 3 percent for bank holding companies that meet specified criteria, including having the highest regulatory rating. All other bank holding companies are generally required to maintain a leverage ratio of at least 4 to 5 percent. The leverage ratio at March 31, 1998, was 6.52 percent and at December 31,1997, it was 6.81 percent.
       The requirements also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve Board has indicated it will continue to consider a tangible tier 1 leverage ratio (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us.
       Each subsidiary bank is subject to similar capital requirements. None of our subsidiary banks has been advised of any specific minimum capital ratios applicable to it.
       The regulatory agencies also have adopted regulations establishing capital tiers for banks. Banks in the highest capital tier, or well capitalized, must have a leverage ratio of 5 percent, a tier 1 capital ratio of 6 percent and a total capital ratio of 10 percent. At March 31, 1998, our deposit-taking subsidiary banks met the capital and leverage ratio requirements for well capitalized banks. We expect to maintain these ratios at the required levels by the retention of earnings and, if necessary, the issuance of additional capital. Failure to meet certain capital ratio or leverage ratio requirements could subject a bank to a variety of enforcement remedies, including termination of deposit insurance by the FDIC. First Union Home Equity Bank, N.A., First Union Trust Company, N.A., and First Union Direct Bank, N.A., are not deposit-taking banks.
       The ACCOUNTING AND REGULATORY MATTERS section provides more information about proposed changes in risk-based capital standards.


MARKET RISK MANAGEMENT

INTEREST RATE RISK METHODOLOGY
       Managing interest rate risk is fundamental to banking. The inherent maturity and repricing characteristics of our day-to-day lending and deposit activities create a naturally asset-sensitive structure. By using a combination of on- and off-balance sheet financial instruments, we manage the sensitivity of earnings to changes in interest rates within our established policy guidelines.
       The Credit/Market Risk Committee of the corporation's board of directors reviews overall interest rate risk management activity. The Funds Management Committee of the corporation oversees the interest rate risk management process and approves policy guidelines. Balance sheet management and finance personnel monitor the day-to-day exposure to changes in interest rates in response to loan and deposit flows. They make adjustments within established policy guidelines.
       Our methodology for measuring exposure to interest rate risk for policy measurement is intended to ensure we include a sufficiently broad range of rate scenarios and pattern of rate movements that we believe to be reasonably possible. Our methodology measures the impact that 200 basis point rate changes would have on earnings per share over the subsequent 12 months.
       We believe our earnings simulation model is a more relevant depiction of interest rate risk than traditional gap tables because it captures multiple effects excluded in less sophisticated presentations, and it includes significant variables that we identify as being affected by interest rates. For example our model captures rate of change differentials, such as federal funds rates versus savings account rates; maturity effects, such as calls on securities; and rate barrier effects, such as caps and floors on loans. It also captures changing balance sheet levels, such as commercial and consumer loans (both floating and fixed rate); noninterest-bearing deposits and investment securities. In addition our model considers leads and lags that occur in long-term rates as short-term rates move away from current levels; the elasticity in the repricing characteristics of savings and money market deposits; and the effects of prepayment volatility on various fixed-rate assets such as residential mortgages, mortgage-backed securities and consumer loans. These and certain other effects are evaluated in developing the scenarios from which sensitivity of earnings to changes in interest rates is determined.
       We use two separate measures that each include three standard scenarios in analyzing interest rate sensitivity for policy measurement. Each of these measures compares our forecasted earnings per share in both a "high rate" and "low rate" scenario to a base-line scenario. The base-line scenario is our estimated most likely path for future short-term interest rates over the next 24 months. The second base-line scenario holds short-term rates flat at their current level over our forecast horizon. The "high rate" and "low rate" scenarios assume gradual 200 basis point increases or decreases in the federal funds rate from the beginning point of each base-line scenario over the most current 12-month period. Our policy limit for the maximum negative impact on earnings per share resulting from "high rate" or "low rate" scenarios is 5 percent. The policy limit applies to both the "most likely rate" scenario and the "flat rate" scenario. The policy measurement period is 12 months in length, beginning with the first month of the forecast.

EARNINGS SENSITIVITY
       Our April 1998 estimate for future short-term interest rates (our "most likely" scenario) includes a flat federal funds rate of 5.50 percent from April 1998 through March 2000. Our "flat rate" scenario also holds the federal funds rate at 5.50 percent over this same horizon. Based on the April outlook, if interest rates were to follow our "high rate" scenario (i.e., a 200 basis point increase in short-term rates from our "flat rate" scenario), the model indicates that earnings during the policy measurement period would be negatively affected by 2.1 percent. Our model indicates that earnings would benefit by 1.4 percent in our "low rate" scenario (i.e., a 200 basis point decline in short-term rates from our "flat rate" scenario). Our model indicates that a 200 basis point rise in rates from our "most likely" scenario is less detrimental than the same rise from our "flat rate" scenario. Over the next year, earnings would increase by
1.5 percent if rates fall gradually by 200 basis points, and would decrease by
1.4 percent if rates gradually rise 200 basis points, compared to our "most likely" scenario. The difference in the sensitivity measurements between our flat and best guess methodologies results from using different assumptions regarding the level or scope of the Treasury yield curve. In 1999, earnings would increase above those earned in our "most likely" scenario by 4.8 percent if rates were 200 basis points lower than our "most likely" scenario. If rates were 200 basis points higher than our "most likely" scenario in 1999, then earnings would be negatively affected by 4.9 percent. The CoreStates and The Money Store acquisitions are incorporated into these estimates.
       In addition to the three standard scenarios used to analyze rate sensitivity over the policy measurement period, we regularly analyze the potential impact of other remote, more extreme interest rate scenarios and time periods. These alternate "what if" scenarios may include interest rate paths both higher, lower and more volatile than those used for policy measurement and extend to periods beyond the policy measurement period.
       While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, management will continue to formulate strategies to protect earnings from the potential negative effects of changes in interest rates.

OFF-BALANCE SHEET DERIVATIVES FOR INTEREST RATE RISK MANAGEMENT
       As part of our overall interest rate risk management strategy, for many years we have used off-balance sheet derivatives as a cost- and capital-efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Our off-balance sheet derivative transactions used for interest rate sensitivity management include interest rate swaps, futures and options with indices that relate to the pricing of specific financial instruments of the corporation. We believe we have appropriately controlled the risk so that derivatives used for rate sensitivity management will not have any significant unintended effect on corporate earnings. As a matter of policy we do not use highly leveraged derivative instruments for interest rate risk management. The impact of derivative products on our earnings and rate sensitivity is fully incorporated in the earnings simulation model in the same manner as on-balance sheet instruments.
       Our overall goal is to manage our rate sensitivity such that earnings are not adversely affected materially whether rates go up or down. As a result of interest rate fluctuations, off-balance sheet transactions (and securities) will from time to time develop unrealized appreciation or depreciation in market value when compared with their cost. The impact on net interest income attributable to these off-balance sheet transactions, all of which are linked to specific financial instruments as part of our overall interest rate risk management strategy, will generally be offset by net interest income from on-balance sheet assets and liabilities. The important consideration is not the shifting of unrealized appreciation or depreciation between and among on- and off-balance sheet instruments, but the prudent management of interest rate sensitivity so that corporate earnings are not unduly at risk as interest rates move up or down.
       The fair value appreciation of off-balance sheet derivative financial instruments used to manage our interest rate sensitivity was $467 million at March 31, 1998, compared with fair value appreciation of $412 million at December 31, 1997.
       The carrying amount of financial instruments used for interest rate risk management includes amounts for deferred gains and losses related to terminated positions. Such gains and losses at March 31, 1998, are not significant.
       Although off-balance sheet derivative financial instruments do not expose the corporation to credit risk equal to the notional amount, we are exposed to credit risk equal to the extent of the fair value gain in an off-balance sheet derivative financial instrument if the counterparty fails to perform. We minimize the credit risk in these instruments by dealing only with high-quality counterparties. Each transaction is specifically approved for applicable credit exposure.
       In addition our policy is to require that all swaps and options be governed by an International Swaps and Derivatives Association Master Agreement. Bilateral collateral arrangements are in place for substantially all dealer counterparties used in our

Asset/Liability Management activities. Derivative collateral arrangements for dealer transactions and trading activities are based on established thresholds of acceptable credit risk by counterparty. Thresholds are determined based on the strength of the individual counterparty, and they are bilateral. As of March 31, 1998, the total credit risk in excess of thresholds was $313 million. The fair value of collateral held approximated the total credit risk in excess of thresholds. For nondealer transactions the need for collateral is evaluated on an individual transaction basis, and it is primarily dependent on the financial strength of the counterparty.

TRADING RISK MANAGEMENT
       Trading activities are undertaken primarily to satisfy the investment and risk management needs of our customers and secondarily to enhance our earnings through profitable trading for the corporation's own account. We trade a variety of debt securities and foreign exchange, as well as financial and foreign currency derivatives, in order to provide customized solutions for the risk management challenges faced by our customers. We maintain diversified trading positions in both the fixed income and foreign exchange markets. Risk is controlled through the imposition of value-at-risk limits and an active, independent monitoring process.
       We use the value-at-risk methodology for measuring the market risk of the corporation's trading positions. This statistical methodology uses recent market volatility to estimate the maximum daily trading loss that the corporation would expect to incur, on average, 97.5 percent of the time. The model also measures the effect of correlation among the various trading instruments to determine how much risk is eliminated by "offsetting" positions. The analysis captures all financial assets and liabilities that are considered trading positions (including loan trading activities), foreign exchange and financial and foreign currency derivative instruments. The calculation uses historical data from either the most recent 180 or 260 business days, depending on the activity. The total value-at-risk amount at March 31, 1998, was $15 million. Value-at-risk amounts related to interest rate risk and currency risk at March 31, 1998, were $13 million and $3 million, respectively. Risk management correlation assumptions resulted in the elimination of $1 million of the value-at-risk components.

ACCOUNTING AND REGULATORY MATTERS
       Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," does not change the recognition or measurement associated with pension or postretirement plans. It standardizes certain disclosures, requires additional information about changes in the benefit obligations and about changes in the fair value of plan assets to facilitate analysis, and it eliminates certain disclosures that were not deemed useful. This Standard is effective for financial statements issued for periods beginning after December 31, 1997.
       Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards and disclosure requirements for the way companies report information about operating segments both in annual and interim reports issued to stockholders. Operating segments are components of a company about which separate financial information is available and which are used in determining resource allocations and assessing performance. Information such as segment earnings, certain revenue and expense items and certain segment assets are required to be presented, and such amounts are required to be reconciled to the company's financial statements. Certain information related to this Standard is included in the BUSINESS SEGMENTS section and in the BUSINESS SEGMENTS table. The corporation will assess the current methodologies and reporting for compliance with the Standard. This Standard is effective for financial statements issued for periods beginning after December 15, 1997.
       Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and the presentation of comprehensive income, which is defined as the change in equity transactions with nonowners. It includes net income and other comprehensive income. Other comprehensive income items are to be classified by their nature and by their related accumulated balances in the appropriate financial statements of a company. Generally, other comprehensive income includes transactions not typically recorded as a component of net income such as foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain debt and equity securities. This Standard requires that such items be presented with equal prominence on a comparative basis in the appropriate financial statements for periods beginning after December 15, 1997, including interim periods. The CHANGES IN STOCKHOLDERS' EQUITY table provides information related to this Standard.
       The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), among other provisions, imposes liability on a bank insured by the FDIC for certain obligations to the FDIC incurred in connection with other insured banks under common control with such bank.
       The Federal Deposit Insurance Corporation Improvement Act, among other things, requires a revision of risk-based capital standards. The new standards are required to incorporate interest rate risk, concentration of credit risk and the risks of nontraditional activities and to reflect the actual performance and expected risk of loss of multifamily mortgages. The RISK-BASED CAPITAL section provides information on risk assessment classifications.

       Legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the liquidation or other resolution of such an institution by any receiver.
       Various other legislative and accounting proposals concerning the banking industry are pending in Congress and with the Financial Accounting Standards Board, respectively. Given the uncertainty of the proposal process, we cannot assess the impact of any such proposals on our financial condition or results of operations.

FIRST UNION CORPORATION
CORESTATES FINANCIAL CORP
PRO FORMA COMBINED CONDENSED BALANCE SHEET
(Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

         The following unaudited pro forma combined condensed balance sheet and condensed statements of income present combined financial information for First
Union Corporation (the "Corporation") and CoreStates Financial Corp
("CoreStates") assuming the Corporation and CoreStates had been combined for each period presented on a pooling of interests accounting basis (the "Merger").




                                                                                                                    March 31, 1998
                                                      -----------------------------------------------------------------------------

                                                                                                   Pro Forma             Pro Forma
(In millions)                                              Corporation         CoreStates        Adjustments              Combined
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                $        7,077              3,451                       -           10,528
Interest-bearing bank balances                                    217              2,429                       -            2,646
Federal funds sold and securities
  purchased under resale agreements                            10,828                828                       -           11,656
----------------------------------------------------------------------------------------------------------------------------------
        Total cash and cash equivalents                        18,122              6,708                       -           24,830
----------------------------------------------------------------------------------------------------------------------------------
Trading account assets                                          6,682                326                       -            7,008
Securities available for sale                                  32,111              2,277                       -           34,388
Investment securities                                           2,072              1,100                       -            3,172
Loans, net of unearned income                                  98,092             35,000                       -          133,092
  Allowance for loan losses                                    (1,224)              (638)                      -           (1,862)
----------------------------------------------------------------------------------------------------------------------------------
        Loans, net                                             96,868             34,362                       -          131,230
----------------------------------------------------------------------------------------------------------------------------------
Premises and equipment                                          4,398                609                       -            5,007
Due from customers on acceptances                                 575                370                       -              945
Other intangible assets                                         2,665                265                       -            2,930
Other assets                                                    8,473              2,083                       -           10,556
----------------------------------------------------------------------------------------------------------------------------------
        Total assets                                   $      171,966             48,100                       -          220,066
----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing deposits                                 22,425              8,105                       -           30,530
  Interest-bearing deposits                                    80,901             26,703                       -          107,604
----------------------------------------------------------------------------------------------------------------------------------
        Total deposits                                        103,326             34,808                       -          138,134
Short-term borrowings                                          40,301              3,223                       -           43,524
Bank acceptances outstanding                                      575                365                       -              940
Other liabilities                                               6,172              1,739                       -            7,911
Long-term debt                                                  8,252              3,758                       -           12,010
----------------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                     158,626             43,893                       -          202,519
----------------------------------------------------------------------------------------------------------------------------------
Guaranteed preferred beneficial interests
  in junior subordinated deferrable
  interest debentures                                             991                750                       -            1,741
----------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock                                                     -                  -                       -               -
Common stock                                                    2,148                224                     871            3,243
Paid-in capital                                                 1,203              1,300                  (1,064)           1,439
Retained earnings                                               8,749              3,063                    (978)          10,834
Unrealized gain on debt and equity securities, net                249                 41                       -              290
Treasury stock                                                      -            (1,121)                   1,121                -
Unallocated shares held by ESOP                                     -               (50)                     50                 -
----------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                             12,349              3,457                       -           15,806
----------------------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity     $      171,966             48,100                       -          220,066
----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Pro Forma Financial Information.

FIRST UNION CORPORATION
CORESTATES FINANCIAL CORP
PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
(Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                          Three Months Ended
                                                                   March 31,                               Years Ended December 31,
                                                       ---------------------  ------------------------------------------------------

(In millions, except per share data)                      1998        1997       1997       1996        1995       1994       1993
-----------------------------------------------------------------------------------------------------------------------------------
Interest income                                      $   3,602       3,442     14,362     13,758      13,028     10,245      9,507
Interest expense                                         1,756       1,512      6,452      6,151       5,732      3,739      3,376
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                      1,846       1,930      7,910      7,607       7,296      6,506      6,131
Provision for loan losses                                  135         205      1,103        678         403        458        559
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses      1,711       1,725      6,807      6,929       6,893      6,048      5,572
Securities available for sale transactions                  23           9         52         96          76         24         76
Investment security transactions                             -           -          3          4           6          4          7
Noninterest income                                       1,354       1,023      4,267      3,435       2,976      2,336      2,332
Merger-related and restructuring charges                    29           -        284        421         233        107          -
SAIF special assessment                                      -           -          -        149           -         -           -
Noninterest expense                                      1,852       1,675      7,052      6,360       6,309      5,558      5,430
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                               1,207       1,082      3,793      3,534       3,409      2,747      2,557
Income taxes                                               417         380      1,084      1,261       1,213        938        818
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                 790         702      2,709      2,273       2,196      1,809      1,739
Dividends on preferred stock                                 -           -          -          9          26         46         46
-----------------------------------------------------------------------------------------------------------------------------------
Net income applicable to common
  stockholders before redemption premium                   790         702      2,709      2,264       2,170      1,763      1,693
Redemption premium on preferred stock                        -           -          -          -           -         41          -
-----------------------------------------------------------------------------------------------------------------------------------
Net income applicable to common
  stockholders after redemption premium              $     790         702      2,709      2,264       2,170      1,722      1,693
-----------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
Basic earnings                                       $    0.82        0.72       2.84       2.33        2.21       1.86       1.85
Diluted earnings                                     $    0.81        0.72       2.80       2.30        2.17       1.83       1.81
AVERAGE COMMON SHARES (In thousands)
Basic                                                  965,120     969,669    955,241    973,712     979,852    927,941    913,621
Diluted                                                977,155     981,174    966,792    982,755   1,001,145    946,969    940,167
-----------------------------------------------------------------------------------------------------------------------------------
CORPORATION HISTORICAL PER COMMON
  SHARE DATA
  Basic earnings                                     $    0.91        0.80       3.03       2.61        2.44       2.30       2.15
  Diluted earnings                                   $    0.90        0.79       2.99       2.58        2.38       2.25       2.09
AVERAGE COMMON SHARES (In thousands)
Basic                                                  642,343     627,402    625,649    619,237     619,777    561,442    543,321
Diluted                                                651,355     635,852    633,772    625,224     637,186    577,709    565,239
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Pro Forma Financial Information.

FIRST UNION CORPORATION
CORESTATES FINANCIAL CORP
NOTES TO PRO FORMA FINANCIAL INFORMATION
(Unaudited)
--------------------------------------------------------------------------------

(1) The unaudited pro forma information presented herein is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the Merger been consummated at the beginning of the applicable periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Pro forma financial information with respect to the Merger assumes the Merger was consummated as of the beginning of each period presented. Average common and total stockholders' equity excludes net unrealized gains or losses on debt and equity securities.

(2) The Merger was consummated on April 28, 1998, and it was accounted for on a pooling of interests accounting basis. Accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of 1.62 shares of the Corporation's common stock for each of the 202,643,000 shares of CoreStates common stock which were outstanding at March 31, 1998.

        As a result, information was adjusted for the Merger by the (i) addition of 328,282,000 shares of the Corporation's common stock amounting to $1.1 billion (excluding the shares of the Corporation's common stock issued in exchange for 1.7 million shares of CoreStates common stock that CoreStates issued in April 1998 in order to qualify the Merger as a pooling of interests);
(ii) elimination of 202,643,000 shares of outstanding CoreStates common stock amounting to $224 million; (iii) elimination of the cost of CoreStates treasury stock of $1.1 billion; (iv) elimination of the cost of unallocated shares held by the CoreStates ESOP of $50 million; and (v) recordation of the remaining amount of $1.1 billion as a reduction of paid-in capital at March 31, 1998.

        As of March 31, 1998, the Corporation and CoreStates had 48,222,000 and 15,294,000 shares of common stock reserved for issuance primarily for stock option plans, respectively, (excluding, as to the Corporation, shares reserved for issuance in connection with the Merger, or upon exercise of the rights attached to the Corporation's common stock), which are not included in the unaudited pro forma financial information presented herein.

        For the three months ended March 31, 1998, CoreStates had net income applicable to common stockholders of $203 million.

        In 1993, CoreStates changed its method of accounting for postemployment benefits, and in 1993 CoreStates reported additional expense as a cumulative effect of a change in accounting principle, net of tax of $16 million. Such amount has been reclassified to noninterest expense and income taxes in the pro forma financial information presented herein.

(3) On November 28, 1997, the Corporation acquired Signet Banking Corporation ("Signet"), which was accounted for as a pooling of interests. The financial information presented herein includes Signet as of and for the three years ended December 31, 1997, and the three months ended March 31, 1998 and 1997.

(4) Except for the three months ended March 31, 1998, the pro forma financial information presented herein does not include financial information related to the Corporation's (i) January 15, 1998, purchase accounting acquisition of Covenant Bancorp, Inc. ("Covenant"), which had assets of $415 million, net loans of $254 million, deposits of $294 million and stockholders' equity of $31 million at December 31, 1997; and (ii) January 31, 1998, pooling of interests acquisition of Wheat First Butcher Singer, Inc. ("Wheat First"), which had assets of $1.1 billion and stockholders' equity of $171 million at December 31, 1997.

--------------------------------------------------------------------------------
The Corporation issued 1.6 million shares of its common stock to stockholders of Covenant, substantially all of which were repurchased in 1997 in the open market at a cost of $79 million, and 10.3 million shares of its common stock to stockholders of Wheat First. Financial information related to Wheat First is not considered material to the historical results of the Corporation, and accordingly, such financial information has not been combined with the historical results of the Corporation for periods ended on or prior to December 31, 1997.

(5) The pro forma financial information also does not include financial information related to the Corporation's (i) pending purchase accounting acquisition of The Money Store Inc. ("TMSI"), which had assets of $3 billion, net receivables of $1 billion and stockholders' equity of $698 million, and (ii) April 30, 1998 purchase accounting acquisition of Bowles, Hollowell Connor & Co., which had assets of $18 million.

           The TMSI transaction requires the Corporation to pay $34 per share in the Corporation's common stock for each share of TMSI common stock. The total purchase price is approximately $2 billion. The Corporation expects to repurchase outstanding shares of common stock equal to the number of such shares to be issued, currently estimated to be approximately 37 million shares. From January 1 through May 12, 1998, the Corporation repurchased approximately 34 million shares of its common stock at a cost of $2 billion. None of the foregoing is included in the pro forma financial information presented herein.

(6) Earnings per share data has been computed based on the combined historical net income applicable to common stockholders of the Corporation and CoreStates using the combined (i) historical weighted average shares outstanding with respect to basic earnings per share, and (ii) sum of the historical weighted average shares outstanding and common stock equivalents related to employee stock options including restricted stock awards with respect to diluted earnings per share, adjusted to equivalent shares of the Corporation's common stock with respect to CoreStates, as of the earliest applicable period presented, as appropriate.

(7) Certain insignificant reclassifications have been included herein to conform to financial statement presentations. Transactions conducted in the ordinary course of business between the Corporation and CoreStates are immaterial, and accordingly, they have not been eliminated.

(8) The unaudited pro forma financial information does not include any material merger-related expenses or any material expenses related to the Merger. The Corporation currently estimates after-tax merger-related and restructuring expenses of approximately $795 million related to the Merger, or $0.81 per share of the Corporation's common stock, expected to be recorded in the second quarter of 1998. In addition, the Corporation expects to incur an estimated $75 million in pre-tax merger-related and restructuring charges in the 12-month period following the Merger.

(9) The Corporation expects to realize significant revenue enhancements and cost savings from the Merger. The pro forma financial information, which does not reflect any revenue enhancements, direct costs or potential savings from the consolidation of operations of the Corporation and CoreStates, is not indicative of the results of future operations. No assurance can be given with respect to the ultimate level of such revenue enhancements or cost savings. As indicated by the foregoing unaudited pro forma financial information and based solely on the foregoing assumptions, consummation of the Merger would have diluted each of the Corporation's historical basic and diluted earnings per common share amounts for the year ended December 31, 1997 and the three months ended March 31, 1998 by 6 percent and 10 percent, respectively.

Table 1
CONSOLIDATED SUMMARIES OF INCOME, PER SHARE AND BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------------------------------


                                                         Twelve         1998                                                  1997
                                                         Months  -----------   ---------------------------------------------------
                                                          Ended
                                                        Mar. 31,       First         Fourth         Third       Second       First
(In millions, except per share data)                       1998      Quarter        Quarter       Quarter      Quarter     Quarter
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED SUMMARIES OF INCOME
Interest income                                 $        11,063        2,755          2,746         2,791        2,771       2,625
-----------------------------------------------------------------------------------------------------------------------------------
Interest income (a)                             $        11,141        2,775          2,767         2,809        2,790       2,643
Interest expense                                          5,378        1,409          1,330         1,328        1,311       1,221
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income (a)                                   5,763        1,366          1,437         1,481        1,479       1,422
Provision for loan losses                                   768           90            325           175          178         162
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses (a)   4,995        1,276          1,112         1,306        1,301       1,260
Securities available for sale transactions                   47           20             12            10            5           4
Investment security transactions                              3            -              -             2            1           -
Noninterest income                                        3,678        1,129            905           835          809         813
Merger-related and restructuring charges (b)                298           29            210             -           59           -
Noninterest expense                                       5,516        1,479          1,450         1,292        1,295       1,283
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes (a)                            2,909          917            369           861          762         794
Income taxes                                                852          310            (14)          296          260         272
Tax-equivalent adjustment                                    78           20             21            18           19          18
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                      $         1,979          587            362           547          483         504
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Basic                                           $          3.14         0.91           0.57          0.88         0.78        0.80
Diluted                                                    3.10         0.90           0.56          0.87         0.77        0.79
Cash dividends                                  $          1.30         0.37           0.32          0.32         0.29        0.29
Average shares - Basic (In thousands)                         -      642,343        631,004       622,650      621,541     627,402
Average shares - Diluted (In thousands)                       -      651,355        639,031       630,552      629,654     635,852
Average stockholders' equity (c)
  Quarter-to-date                               $             -       12,158         11,666        11,060       10,705      10,678
  Year-to-date                                                -       12,158         11,030        10,816       10,691      10,678
Common stock price
  High                                               58     1/4    58    1/4       52   7/8      50 11/16       47 7/8      47 3/4
  Low                                                39     1/8    47   1/16       46 15/16      45   7/8       39 1/8      36 5/8
  Period-end                                    $    56   13/16    56  13/16       51   1/4      50  1/16       46 1/4      40 1/2
    To earnings ratio (d)                                  18.33X      18.33          17.14         15.55        15.57       13.78
    To book value                                           297 %       297            271           272          266         244
Book value                                      $         19.16        19.16          18.91         18.43        17.40       16.62
BALANCE SHEET DATA
Assets                                                  171,966      171,966        157,274       155,175      154,795     148,442
Long-term debt                                  $         8,252        8,252          8,042         8,169        7,608       8,004
-----------------------------------------------------------------------------------------------------------------------------------


(a) Tax-equivalent
(b) Merger-related and restructuring charges amounted to $19 million after tax in the first quarter of 1998, $157 million after tax in the fourth quarter of 1997 and $37 million after tax in the second quarter of 1997.
(c) Quarter-to-date and year-to-date average stockholders' equity excludes average net unrealized gains or losses on debt and equity securities.
(d) Based on diluted earnings per share.


Table 2
BUSINESS SEGMENTS

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Three Months Ended March 31, 1998
                                              -------------------------------------------------------------------------------------

                                                                                       First
                                                                            First      Union                    Retail
                                                                            Union       Home         Card       Branch
(In millions)                                                            Mortgage     Equity     Products     Products      Total
---------------------------------------------------------------------------------------------------------------------------------
CONSUMER BANK
Income statement data
  Net interest income                       $                                  21         31           60          571        683
  Provision for loan losses                                                     1          2           37           35         75
  Noninterest income                                                           75          9           88          148        320
  Noninterest expense                                                          93         23           69          439        624
  Income tax expense                                                            -          5           15           87        107
---------------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders                     $                                   2         10           27          158        197
---------------------------------------------------------------------------------------------------------------------------------
Performance and other data
  Return on average attributed
    common equity (a)                                                        4.60 %    41.21        42.42        31.32      31.18
  Average loans, net                        $                               1,800      4,107        2,282       40,853     49,042
  Average deposits                                                          1,046          -           11       59,775     60,832
  Average attributed common
    equity                                  $                                 157         99          259        2,051      2,566
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Retail
                                                                          Private               Brokerage &   Internal
                                                              Mutual       Client        CAP    Insurance         Mgt.
(In millions)                                   Trust          Funds      Banking    Account     Services    Elimination    Total
---------------------------------------------------------------------------------------------------------------------------------
CAPITAL MANAGEMENT
Income statement data
  Net interest income                       $       8              1           26         39           14            -         88
  Provision for loan losses                         -              -            -         -             -            -          -
  Noninterest income                               98             93            2         17          180         (17)        373
  Noninterest expense                              79             63           16         28          160                     346

  Income tax expense                                9             10            4         10           12          (6)         39
---------------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders                     $      18             21            8         18           22         (11)         76
---------------------------------------------------------------------------------------------------------------------------------
Performance and other data
  Return on average attributed
    common equity (a)                           49.97 %        77.41        20.71      63.49        35.04          -        39.38
  Average loans, net                        $      27              -        2,067         -           744          -        2,838
  Average deposits                              1,257              -        1,825     10,901          -            -       13,983

  Average attributed common
    equity                                  $     146            101          142        116          256          -          761
---------------------------------------------------------------------------------------------------------------------------------

                                                               Small                    Real
                                                            Business         Cash     Estate                   Deposit
(In millions)                                                Banking         Mgt.    Banking      Lending     Products      Total
---------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL BANK
Income statement data
  Net interest income                       $                     16           12         46           89          189        352
  Provision for loan losses                                        1            -          1            6           -           8
  Noninterest income                                               -           65          -            -           26         91
  Noninterest expense                                              7           50         20           62          107        246
  Income tax expense                                               3            9          9            6           39         66
---------------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders                     $                      5           18         16           15           69        123
---------------------------------------------------------------------------------------------------------------------------------
Performance and other data
  Return on average attributed
    common equity (a)                                          18.60 %      88.03      12.88         5.00        65.08      21.34
  Average loans, net                        $                  1,882            -      7,465       17,464            -     26,811
  Average deposits                                                 -            -         -             -       19,148     19,148
  Average attributed common
    equity                                  $                    122           81        512        1,205          434      2,354
---------------------------------------------------------------------------------------------------------------------------------

                                                                    (Continued)

Table 2
BUSINESS SEGMENTS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Three Months Ended March 31, 1998
                                              -------------------------------------------------------------------------------

                                                                      Real                               Commercial
                                                      Investment    Estate        Risk    Traditional     Leasing
(In millions)                                         Banking      Finance        Mgt.        Banking      & Rail      Total
-----------------------------------------------------------------------------------------------------------------------------
CAPITAL MARKETS
Income statement data
  Net interest income                       $              22           11           1             64          25        123
  Provision for loan losses                                 -            -           -              5           -          5
  Noninterest income                                      141           16          22             24          47        250
  Noninterest expense                                      85           31          15             34          38        203
  Income tax expense                                       27          (2)           3             17          12         57
-----------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders                     $              51          (2)           5             32          22        108
-----------------------------------------------------------------------------------------------------------------------------
Performance and other data
  Return on average attributed
    common equity (a)                                   34.92 %    (13.04)       32.37          13.95       83.22      24.17
  Average loans, net                        $           2,449          966           -          9,965       3,323     16,703
  Average deposits                                      1,409          484         109          3,176          21      5,199
  Average attributed common
    equity                                  $             599          102          62            923         110      1,796
-----------------------------------------------------------------------------------------------------------------------------

                                                     Consumer      Capital    Commercial      Capital   Treasury/
(In millions)                                            Bank         Mgt.        Bank        Markets     Nonbank      Total
-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Income statement data
  Net interest income                       $             683           88         352            123         100      1,346
  Provision for loan losses                                75            -          8              5           2         90
  Noninterest income                                      320          373          91            250         115      1,149
  Noninterest expense                                     624          346         246            203          89      1,508
  Income tax expense                                      107           39          66             57          41        310
-----------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders after
    merger-related and
    restructuring charges                   $             197           76         123            108          83        587
  After-tax merger-related and
    restructuring charges                                    -           -           -              -          19         19
-----------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders before
    merger-related and
    restructuring charges                   $             197           76         123            108         102        606
-----------------------------------------------------------------------------------------------------------------------------
Performance and other data
  Return on average attributed
    common equity (a)                                   31.18 %      39.38       21.34          24.17        8.83      20.21
  Average loans, net                        $          49,042        2,838      26,811         16,703         632     96,026
  Average deposits                                     60,832       13,983      19,148          5,199       1,725    100,887
  Average attributed common
    equity                                  $           2,566          761       2,354          1,796       4,684     12,161
-----------------------------------------------------------------------------------------------------------------------------


(a) Average attributed common equity excludes merger-related and restructuring charges and average net unrealized gains or losses on debt and equity securities. See the "Business Segments" discussion in Management's Analysis of Operations for further information about the methodology and assumptions used herein.


                                                                   (Continued)

Table 2
BUSINESS SEGMENTS

----------------------------------------------------------------------------------------------------------------------------------

                                                                                           Three Months Ended March 31, 1997
                                              ------------------------------------------------------------------------------------



                                                                                        First
                                                                           First        Union                    Retail
                                                                           Union         Home        Card        Branch
(In millions)                                                           Mortgage       Equity    Products      Products     Total
----------------------------------------------------------------------------------------------------------------------------------
CONSUMER BANK
Income statement data
  Net interest income                       $                                 12           28         118           592       750
  Provision for loan losses                                                    1            2         100            34       137
  Noninterest income                                                          81            4          54           191       330
  Noninterest expense                                                         70           18          72           428       588
  Income tax expense                                                           8            4          -            117       129
----------------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders                     $                                 14            8          -            204       226
----------------------------------------------------------------------------------------------------------------------------------
Performance and other data
  Return on average attributed
    common equity (a)                                                      55.59 %      35.71      (0.18)         38.97     32.99
  Average loans, net                        $                              1,144        3,738       5,247        43,911    54,040
  Average deposits                                                           636            1          15        60,375    61,027
  Average attributed common
    equity                                  $                                103           85         458         2,115     2,761
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Retail
                                                                         Private                Brokerage      Internal
                                                             Mutual       Client          CAP   & Insurance        Mgt.
(In millions)                                     Trust       Funds      Banking      Account    Services     Elimination   Total
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL MANAGEMENT
Income statement data
  Net interest income                       $         9           1           22           29           3            -         64

  Provision for loan losses                           -           -            -            -           -            -          -
  Noninterest income                                 88          63            1           13          64           (7)       222
  Noninterest expense                                71          47           14           25          59            -        216

  Income tax expense                                 10           6            4            6           3           (3)        26
-----------------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders                     $        16          11            5           11           5           (4)        44
-----------------------------------------------------------------------------------------------------------------------------------
Performance and other data
  Return on average attributed
    common equity (a)                             49.99 %     59.36        22.71        40.92       22.48            -      35.21
  Average loans, net                        $        14         -          1,774           -          206            -      1,994
  Average deposits                                1,420         -          1,569        9,896          -             -     12,885
  Average attributed common
    equity                                  $       135          75          112          108          95            -        525
-----------------------------------------------------------------------------------------------------------------------------------

                                                              Small                      Real
                                                           Business         Cash       Estate                   Deposit
(In millions)                                               Banking         Mgt.      Banking     Lending      Products     Total
-----------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL BANK
Income statement data
  Net interest income                       $                    13            9           53         116           191       382
  Provision for loan losses                                      -            -             3           6             -         9
  Noninterest income                                             -            52            -           -            32        84
  Noninterest expense                                             6           47           18          69           108       248
  Income tax expense                                              3            5           13          14            42        77
-----------------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders                     $                     4            9           19          27            73       132
-----------------------------------------------------------------------------------------------------------------------------------
Performance and other data
  Return on average attributed
    common equity (a)                                         17.90 %      46.18        13.60        7.93         70.39     20.94
  Average loans, net                        $                 1,510            -        8,430      18,757            -     28,697
  Average deposits                                                -            -           -           -         19,091    19,091
  Average attributed common
    equity                                  $                    99           76          594       1,389           421     2,579
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     (Continued)

Table 2
BUSINESS SEGMENTS

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                Three Months Ended March 31, 1997
                                              -------------------------------------------------------------------------------------

                                                                          Real                                Commercial
                                                        Investment      Estate         Risk    Traditional     Leasing
(In millions)                                           Banking        Finance         Mgt.        Banking      & Rail      Total
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL MARKETS
Income statement data
  Net interest income                       $                17              2            3             61          13         96
  Provision for loan losses                                   -              -            -             (2)          -         (2)
  Noninterest income                                         56             12           17             17          57        159
  Noninterest expense                                        42             13           14             30          47        146
  Income tax expense                                         11              -            2             19           9         41
----------------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders                     $                20              1            4             31          14         70
----------------------------------------------------------------------------------------------------------------------------------
Performance and other data
  Return on average attributed
    common equity (a)                                     26.76 %         6.75        31.74          20.15       48.65      24.73
  Average loans, net                        $             2,230            393            -          7,712       2,928     13,263
  Average deposits                                          714             75          123          2,624          21      3,557
  Average attributed common
    equity                                  $               296             55           44            644         123      1,162
----------------------------------------------------------------------------------------------------------------------------------

                                                       Consumer        Capital     Commercial      Capital   Treasury/
(In millions)                                              Bank           Mgt.         Bank        Markets     Nonbank      Total
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Income statement data
  Net interest income                       $               750             64          382             96         112      1,404
  Provision for loan losses                                 137              -            9            (2)          18        162
  Noninterest income                                        330            222           84            159          22        817
  Noninterest expense                                       588            216          248            146          85      1,283
  Income tax expense                                        129             26           77             41         (1)        272
----------------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders after
    merger-related and
    restructuring charges                   $               226             44          132             70          32        504
  After-tax merger-related and
    restructuring charges                                     -              -            -              -           -          -
----------------------------------------------------------------------------------------------------------------------------------
  Net income applicable to
    common stockholders before
    merger-related and
    restructuring charges                   $               226             44          132             70          32        504
----------------------------------------------------------------------------------------------------------------------------------
Performance and other data
  Return on average attributed
    common equity (a)                                     32.99 %        35.21        20.94          24.73        3.55      19.15
  Average loans, net                        $            54,040          1,994       28,697         13,263       3,018    101,012
  Average deposits                                       61,027         12,885       19,091          3,557       3,869    100,429
  Average attributed common
    equity                                  $             2,761            525        2,579          1,162       3,651     10,678
----------------------------------------------------------------------------------------------------------------------------------


(a) Average attributed common equity excludes merger-related and restructuring charges and average net unrealized gains or losses on debt and equity securities. See the "Business Segments" discussion in Management's Analysis of Operations for further information about the methodology and assumptions used herein.


                                                                   (Continued)

Table 3
INTERNAL CAPITAL GROWTH AND DIVIDEND PAYOUT RATIOS


---------------------------------------------------------------------------------------------------------------------


                                                       1998                                                     1997
                                                 -----------      ---------------------------------------------------

                                                      First           Fourth         Third       Second        First
                                                    Quarter          Quarter       Quarter      Quarter      Quarter
---------------------------------------------------------------------------------------------------------------------
INTERNAL CAPITAL GROWTH (a)
Assets to stockholders' equity                           13.18 X          12.88         13.54        14.22        13.76
                    X
Return on assets                                          1.45 %           0.94          1.43         1.28         1.40
---------------------------------------------------------------------------------------------------------------------
Return on stockholders' equity (b)                       19.60 %          12.29         19.63        18.09        19.15
                    X
Earnings retained                                        59.01 %          43.68         64.97        63.67        64.57
---------------------------------------------------------------------------------------------------------------------
Internal capital growth (b)                              11.56 %           5.37         12.75        11.52        12.37
---------------------------------------------------------------------------------------------------------------------
DIVIDEND PAYOUT RATIOS ON
Operating earnings                                       39.74 %          39.26         35.03        33.74        35.43
Net income                                               40.99 %          56.32         35.03        36.33        35.43
---------------------------------------------------------------------------------------------------------------------



(a)  Based on average balances and net income.
(b) The determination of these ratios exclude average net unrealized gains or losses on debt and equity securities.



Table 4
SELECTED QUARTERLY DATA

----------------------------------------------------------------------------------------------------------

                                                  1998                                              1997
                                            -----------  -------------------------------------------------

                                              First        Fourth        Third       Second        First
(Dollars in millions)                       Quarter       Quarter      Quarter      Quarter      Quarter
---------------------------------------------------------------------------------------------------------
FIRST UNION MORTGAGE CORPORATION
  PERMANENT LOAN ORIGINATIONS
  Residential
    Direct (a)                           $    1,575         1,274        1,054        1,055          857
    Wholesale                                 2,175         1,393          981          691          780
---------------------------------------------------------------------------------------------------------
        Total                            $    3,750         2,667        2,035        1,746        1,637
---------------------------------------------------------------------------------------------------------
  VOLUME OF RESIDENTIAL
    LOANS SERVICED                       $   60,739        60,738       60,825       60,101       59,375
---------------------------------------------------------------------------------------------------------
FIRST UNION CORPORATION
  OTHER DATA
  ATMs                                        2,693         2,768        2,741        2,727        2,690
  Employees                                  50,899        47,096       47,393       47,943       48,582
------------------------------------------------------------------------------------------------------------



(a) Includes originations of affiliated banks.

Table 5
SECURITIES AVAILABLE FOR SALE

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   March 31, 1998
                                       --------------------------------------------------------------------------------------------

                                                                                                                            Average
                                       1 Year    1-5        5-10     After 10              Gross Unrealized     Amortized   Maturity
                                                                                          -----------------
(In millions)                         or Less    Years      Years      Years     Total     Gains     Losses      Cost       in Years
------------------------------------------------------------------------------------------------------------------------------------
MARKET VALUE
U.S. Treasury                     $    170          709      3,408        195     4,482    (100)        19         4,401        8.74
U.S. Government agencies               361        6,475     11,631          4    18,471    (254)         3        18,220        5.76
CMOs                                   180        4,088        829          -     5,097     (28)        20         5,089        4.81
State, county and municipal              5            2         20         62        89        -          -           89       16.45
Other                                   65        2,256        715        936     3,972     (66)        15         3,921        4.70
-------------------------------------------------------------------------------------------------------------------------
        Total                     $    781       13,530     16,603      1,197    32,111    (448)        57        31,720        5.95
------------------------------------------------------------------------------------------------------------------------------------
MARKET VALUE
Debt securities                   $    781       13,530     16,603        459    31,373    (431)        50        30,992
Sundry securities                         -           -           -       738       738     (17)         7           728
-------------------------------------------------------------------------------------------------------------------------
        Total                     $    781       13,530     16,603      1,197    32,111    (448)        57        31,720
-------------------------------------------------------------------------------------------------------------------------
AMORTIZED COST
Debt securities                   $    777       13,351     16,414        450    30,992
Sundry securities                         -           -           -       728       728
----------------------------------------------------------------------------------------
        Total                     $    777       13,351     16,414      1,178    31,720
----------------------------------------------------------------------------------------
WEIGHTED AVERAGE
  YIELD
  U.S. Treasury                       5.57  %      6.13       6.10       6.68      6.11
  U.S. Government agencies            7.11         7.05       7.04       6.57      7.04
  CMOs                                7.31         6.96       6.13       -         6.83
  State, county and municipal        11.19         7.19       6.02       6.48      6.65
  Other                               6.10         5.49       5.21       6.18      5.61
  Consolidated                        6.76  %      6.72       6.72       6.27      6.70
----------------------------------------------------------------------------------------

Included in "U.S. Government agencies" and "Other" at March 31, 1998, are $2.8 billion of securities that are denominated in currencies other than the U.S. dollar. The currency exchange rates were hedged utilizing both on-and off-balance sheet instruments to minimize the exposure to currency revaluation risks. At March 31, 1998, these securities had a weighted average maturity of
4.08 years and a weighted average yield of 5.15 percent. The weighted average U.S. equivalent yield for comparative purposes of these securities was 6.65 percent based on a weighted average funding cost differential of (1.50) percent.
      Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The aging of mortgage-backed securities is based on their weighted average maturities at March 31, 1998. Average maturity in years excludes preferred and common stocks and money market funds.
      Yields related to securities exempt from both federal and state income taxes, federal income taxes only or state income taxes only are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent; and tax rates of
7.25 percent in North Carolina; 5.5 percent in Florida; 4.5 percent in South Carolina; 6 percent in Georgia and Tennessee; 7 percent in Maryland; 9.975 percent in Washington, D.C.; 4.87 percent in Delaware; 6.5 percent in New Jersey; and 9.5 percent in Connecticut.
      There were forward commitments to purchase securities at a cost of $311 million that had a market value of $311 million at March 31, 1998. Gross gains and losses realized on the sale of debt securities for the three months ended March 31, 1998 were $27 million and $7 million, respectively. There were no gains or losses on sundry securities.

Table 6
INVESTMENT SECURITIES

----------------------------------------------------------------------------------------------------------------------------

                                                                                                              March 31, 1998
                                       -------------------------------------------------------------------------------------

                                                                                                                             Average
                                         1 Year        1-5        5-10     After 10            Gross Unrealized  Market     Maturity
                                                                                              -----------------
(In millions)                           or Less        Years      Years     Years    Total    Gains     Losses    Value     in Years
------------------------------------------------------------------------------------------------------------------------------------
CARRYING VALUE
U.S. Government agencies             $    -           697        292        -         989       25       (1)        1,013      4.13
CMOs                                     36           293         -         -         329        7        -           336      2.04
State, county and municipal              55           187        169       295        706      109        -           815      8.23
Other                                     -            18          2        28         48        2        -            50      9.09
--------------------------------------------------------------------------------------------------------------------------
        Total                        $   91         1,195        463       323      2,072      143       (1)        2,214      5.31
---------------------------------------------------------------------------------------------------------------------------------
CARRYING VALUE
Debt securities                      $   91         1,195        463       323      2,072      143       (1)        2,214
Sundry securities                         -            -          -         -          -        -         -             -
-------------------------------------------------------------------------------------------------------------------------
        Total                        $   91         1,195        463       323      2,072      143       (1)        2,214
--------------------------------------------------------------------------------------------------------------------------
MARKET VALUE
Debt securities                      $   92         1,235        500       387      2,214
Sundry securities                         -            -          -         -          -
------------------------------------------------------------------------------------------
        Total                        $   92         1,235        500       387      2,214
------------------------------------------------------------------------------------------
WEIGHTED AVERAGE
  YIELD
  U.S. Government agencies                -     %     7.41       6.80     -           7.23
  CMOs                                    7.70        7.67          -     -           7.67
  State, county and municipal            11.17       10.91      11.92     11.90      11.59
  Other                                   -           7.68       7.27      9.87       8.94
  Consolidated                            9.79  %     8.03       8.67     11.73       8.83
-----------------------------------------------------------------------------------------




   Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The aging of mortgage-backed securities is based on their weighted average maturities at March 31, 1998.
   Yields related to securities exempt from both federal and state income taxes, federal income taxes only or state income taxes only are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent; and tax rates of
7.25 percent in North Carolina; 5.5 percent in Florida; 4.5 percent in South Carolina; 6 percent in Georgia and Tennessee; 7 percent in Maryland; 9.975 percent in Washington, D.C.; 4.87 percent in Delaware; 6.5 percent in New Jersey; and 9.5 percent in Connecticut.
   There were no commitments to purchase or sell investment securities at March 31, 1998. There were no gains or losses realized on investment securities for the three months ended March 31, 1998.

Table 7
LOANS

--------------------------------------------------------------------------------------------------------------

                                                  1998                                                   1997
                                             ----------  -----------------------------------------------------

                                                 First        Fourth         Third        Second        First
(In millions)                                  Quarter       Quarter       Quarter       Quarter      Quarter
--------------------------------------------------------------------------------------------------------------
COMMERCIAL
Commercial, financial and agricultural      $   27,910        28,111        27,244        27,414       26,683
Real estate - construction and other             2,288         2,386         2,530         2,699        2,837
Real estate - mortgage                           8,411         8,576         8,916         9,179        9,460
Lease financing                                  7,843         8,056         7,871         7,775        6,587
Foreign                                          1,520         1,431         1,308         1,395        1,091
--------------------------------------------------------------------------------------------------------------
        Total commercial                        47,972        48,560        47,869        48,462       46,658
--------------------------------------------------------------------------------------------------------------
RETAIL
Real estate - mortgage                          26,114        25,382        26,086        26,636       27,356
Installment loans - Bankcard (a)                 2,514         2,708         5,137         5,494        5,453
Installment loans - other                       20,282        19,297        21,660        21,671       21,309
Vehicle leasing                                  4,457         4,312         4,005         3,858        3,704
--------------------------------------------------------------------------------------------------------------
        Total retail                            53,367        51,699        56,888        57,659       57,822
--------------------------------------------------------------------------------------------------------------
        Total loans                            101,339       100,259       104,757       106,121      104,480
Unearned income                                  3,247         3,386         3,305         3,338        2,733
--------------------------------------------------------------------------------------------------------------
        Loans, net                          $   98,092        96,873       101,452       102,783      101,747
--------------------------------------------------------------------------------------------------------------


(a) Installment loans - Bankcard include credit card, ICR, signature and First Choice amounts.

Table 8
ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

--------------------------------------------------------------------------------------------------------------------------------

                                                                 1998                                                      1997
                                                            ----------       ---------------------------------------------------

                                                                First            Fourth         Third       Second        First
(In millions)                                                 Quarter           Quarter       Quarter      Quarter      Quarter
--------------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES
Balance, beginning of quarter                              $    1,212             1,496         1,490        1,487        1,502
Provision for loan losses                                          90               325           175          178          162
Allowance relating to loans acquired, transferred to
 accelerated disposition or sold                                    9              (478)             -            -         (17)
Loan losses, net                                                  (87)             (131)         (169)        (175)        (160)
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of quarter                                    $    1,224             1,212         1,496        1,490        1,487
--------------------------------------------------------------------------------------------------------------------------------
(as a % of loans, net)                                           1.25  %           1.25          1.47         1.45         1.46
--------------------------------------------------------------------------------------------------------------------------------
(as a % of nonaccrual and restructured loans)                     195  %            195           235          233          209
--------------------------------------------------------------------------------------------------------------------------------
(as a % of nonperforming assets)                                  168  %            168           203          201          182
--------------------------------------------------------------------------------------------------------------------------------
LOAN LOSSES
Commercial, financial and agricultural                     $       16                45            15           13           10
Real estate - commercial construction and mortgage                  4                 8             8            6           10
Real estate - residential mortgage                                  7                10             6           13            7
Installment loans - Bankcard                                       39                60           113          116          107
Installment loans - other and Vehicle leasing                      42                41            56           55           54
--------------------------------------------------------------------------------------------------------------------------------
        Total                                                     108               164           198          203          188
--------------------------------------------------------------------------------------------------------------------------------
LOAN RECOVERIES
Commercial, financial and agricultural                              6                16             8            6           12
Real estate - commercial construction and mortgage                  2                 3             2            4            1
Real estate - residential mortgage                                  -                 -             1            -            -
Installment loans - Bankcard                                        3                 5             9            7            6
Installment loans - other and Vehicle leasing                      10                 9             9           11            9
--------------------------------------------------------------------------------------------------------------------------------
        Total                                                      21                33            29           28           28
--------------------------------------------------------------------------------------------------------------------------------
        Loan losses, net                                   $       87               131           169          175          160
--------------------------------------------------------------------------------------------------------------------------------
(as % of average loans, net) (a)                                 0.36   %          0.53          0.67         0.69         0.63
--------------------------------------------------------------------------------------------------------------------------------
(as % of average loans, net, excluding Bankcard) (a)             0.22   %          0.33          0.27         0.28         0.25
--------------------------------------------------------------------------------------------------------------------------------
NONPERFORMING ASSETS
Nonaccrual loans
  Commercial loans                                         $      246               236           215          219          231
  Commercial real estate loans                                     80                76            88          101          125
  Consumer real estate loans                                      186               186           188          181          214
  Installment loans                                               114               124           143          136          131
--------------------------------------------------------------------------------------------------------------------------------
        Total nonaccrual loans                                    626               622           634          637          701
Restructured loans                                                  1                 2             1            2           11
Foreclosed properties                                             102                99           103          102          107
--------------------------------------------------------------------------------------------------------------------------------
        Total nonperforming assets                         $      729               723           738          741          819
--------------------------------------------------------------------------------------------------------------------------------
(as % of loans, net and foreclosed properties)                   0.74   %          0.75          0.73         0.72         0.80
--------------------------------------------------------------------------------------------------------------------------------
Accruing loans past due 90 days                            $      229               232           306          318          332
--------------------------------------------------------------------------------------------------------------------------------


(a) Annualized.

Table 9
INTANGIBLE ASSETS



----------------------------------------------------------------------------------------------------------

                                                     1998                                            1997
                                               -----------  ----------------------------------------------

                                                 First       Fourth         Third       Second        First
(In millions)                                   Quarter      Quarter       Quarter      Quarter      Quarter
-----------------------------------------------------------------------------------------------------------
MORTGAGE AND OTHER SERVICING ASSETS         $     436          421           380          367          322
-----------------------------------------------------------------------------------------------------------
CREDIT CARD PREMIUM                         $      21           24            26           29           32
-----------------------------------------------------------------------------------------------------------
OTHER INTANGIBLE ASSETS
Goodwill                                    $   2,267        2,247         2,278        2,314        2,354
Deposit base premium                              393          421           457          488          519
Other                                               5            6             8            7            9
-----------------------------------------------------------------------------------------------------------
        Total                               $   2,665        2,674         2,743        2,809        2,882
-----------------------------------------------------------------------------------------------------------




Table 10
FORECLOSED PROPERTIES

-----------------------------------------------------------------------------------------------------------------------------

                                                                     1998                                                1997
                                                              -----------  --------------------------------------------------

                                                                    First       Fourth        Third       Second        First
(In millions)                                                      Quarter      Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------------------------
Foreclosed properties                                           $    117          115          119          119          124
-----------------------------------------------------------------------------------------------------------------------------
Allowance for foreclosed properties, beginning of quarter             16           16           17           17           17
Provision for foreclosed properties                                    -            1            -            1            -
Dispositions, net                                                     (1)          (1)          (1)          (1)           -
-----------------------------------------------------------------------------------------------------------------------------
Allowance for foreclosed properties, end of quarter                   15           16           16           17           17
-----------------------------------------------------------------------------------------------------------------------------
Foreclosed properties, net                                      $    102           99          103          102          107
-----------------------------------------------------------------------------------------------------------------------------

Table 11
DEPOSITS


----------------------------------------------------------------------------------------------------------

                                               1998                                                  1997
                                        ------------  ----------------------------------------------------

                                              First        Fourth        Third       Second         First
(In millions)                               Quarter       Quarter      Quarter      Quarter       Quarter
----------------------------------------------------------------------------------------------------------
CORE DEPOSITS
Noninterest-bearing                  $       22,425        21,753       20,734       20,962        19,978
Savings and NOW accounts                     30,015        30,118       29,274       29,311        29,421
Money market accounts                        15,672        15,494       14,848       14,387        14,496
Other consumer time                          30,109        29,231       30,575       31,432        32,312
----------------------------------------------------------------------------------------------------------
        Total core deposits                  98,221        96,596       95,431       96,092        96,207
Foreign                                       1,209         2,483          750        1,708           906
Other time                                    3,896         3,810        3,222        3,189         3,185
----------------------------------------------------------------------------------------------------------
        Total deposits               $      103,326       102,889       99,403      100,989       100,298
----------------------------------------------------------------------------------------------------------





Table 12
TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

-----------------------------------------------------------------------------
                                                               March 31, 1998
                                                     ------------------------

                                                           Time        Other
(In millions)                                        Certificates       Time
-----------------------------------------------------------------------------
MATURITY OF
3 months or less                                 $        3,300            -
Over 3 months through 6 months                            1,217            -
Over 6 months through 12 months                           1,514            -
Over 12 months                                            2,185            -
-----------------------------------------------------------------------------
        Total                                    $        8,216            -
-----------------------------------------------------------------------------

Table 13
LONG-TERM DEBT

------------------------------------------------------------------------------------------------------------------------------------

                                                                           1998                                                1997
                                                                     -----------  --------------------------------------------------

                                                                          First       Fourth        Third       Second        First
(In millions)                                                           Quarter      Quarter      Quarter      Quarter      Quarter
------------------------------------------------------------------------------------------------------------------------------------
DEBENTURES AND NOTES ISSUED BY THE
  PARENT COMPANY
  7-1/2% debentures                                                      $    -            -            -           16           16
  Notes
    Floating rate extendible, due June 15, 2005                              10           10           10           10           10
    6.60%, due June 15, 2000                                                249          249          249          249            -
    Floating rate                                                             -          300          300          300          300
    6-3/4%                                                                    -          250          250          250          250
  Subordinated notes
    7.18%, due April 15, 2011                                                59           59           59           59           59
    8%, due August 15, 2009                                                 149          149          149          149          149
    6-3/8%, due January 15, 2009                                            148          148          148          148          148
    6%, due October 30, 2008                                                198          198          198          198          198
    7-1/2%, due  July 15, 2006                                              298          298          298          298          297
    7%, due March 15, 2006                                                  199          199          199          198          198
    6-7/8%, due September 15, 2005                                          249          249          249          249          249
    7.05%, due August 1, 2005                                               248          248          248          248          248
    6-5/8%, due July 15, 2005                                               249          249          248          248          248
    8.77%, due November 15, 2004                                            149          149          149          149          149
    Floating rate, due July 22, 2003                                        149          149          149          149          149
    7-1/4%, due February 15, 2003                                           149          149          149          149          149
    8%, due November 15, 2002                                               224          224          224          224          224
    8-1/8%, due June 24, 2002                                               249          249          249          249          249
    9.45%, due August 15, 2001                                              149          149          149          148          148
    Fixed rate medium-term, varying rates and terms to June 5, 2001          54           54           54           54           54
    9.45%, due June 15, 1999                                                249          249          249          249          249
  Subordinated debentures
    6.55%, due October 15, 2035                                             249          249          249          249          249
    7-1/2%, due April 15, 2035                                              247          246          246          246          246
    6.824%/7.574%, due August 1, 2026                                       298          298          298          298          298
------------------------------------------------------------------------------------------------------------------------------------
        Total debentures and notes issued by the Parent Company           4,222        4,771        4,770        4,784        4,534
------------------------------------------------------------------------------------------------------------------------------------
DEBENTURES AND NOTES OF SUBSIDIARIES
Debentures and notes
  9-3/4%, due September 1, 2003                                             119          120          121          122          156
  Varying rates and terms to January 26, 2004                               161           59           56           52           64
Subordinated notes
  Bank, varying rates and terms to December 15,  2036                     1,134          975          973          875        1,372
  6.80%, due June 15, 2003                                                  149          149          149          149          149
  9-5/8%, due August 15, 1999                                               150          150          150          150          149
  9-5/8%, due June 1, 1999                                                  100          100          100          100          100
  Floating rate, due April 15, 1998                                         100          100          100          100          100
  Floating rate                                                               -            -            -            -           50
Subordinated capital notes
  9-5/8%, due June 15, 1999                                                  75           75           75           75           74
  9-7/8%, due May 15, 1999                                                   75           75           75           75           75
  8-1/2%                                                                      -          149          149          149          149
10-1/2% collateralized mortgage obligations                                   -            -           31           33           35
------------------------------------------------------------------------------------------------------------------------------------
        Total debentures and notes of subsidiaries                        2,063        1,952        1,979        1,880        2,473
------------------------------------------------------------------------------------------------------------------------------------
OTHER DEBT
Advances from the Federal Home Loan Bank                                  1,935        1,285        1,385          880          930
Mortgage notes and other debt                                                10           11           12           41           43
Capitalized leases                                                           22           23           23           23           24
------------------------------------------------------------------------------------------------------------------------------------
        Total other debt                                                  1,967        1,319        1,420          944          997
------------------------------------------------------------------------------------------------------------------------------------
        Total                                                           $ 8,252        8,042        8,169        7,608        8,004
------------------------------------------------------------------------------------------------------------------------------------

Table 14
CHANGES IN STOCKHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------------------

                                                        Twelve
                                                        Months          1998                                                 1997
                                                                  -----------  ---------------------------------------------------
                                                         Ended
                                                           Mar. 31,    First        Fourth        Third       Second        First
(In millions)                                             1998       Quarter       Quarter      Quarter      Quarter      Quarter
----------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                      $     10,400        12,032        11,710       10,916       10,400       10,932
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income
  Net income                                             1,979           587           362          547          483          504
  Unrealized gain (loss) on debt and
    equity securities, net                                 387            (5)           73          126          193         (140)

----------------------------------------------------------------------------------------------------------------------------------
       Total comprehensive income                        2,366           582           435          673          676          364
----------------------------------------------------------------------------------------------------------------------------------
Purchase of common stock                                  (594)         (406)            -          (83)        (105)        (836)
Common stock issued for stock options exercised            357           121            80           38          118          103
Common stock issued through dividend
  reinvestment plan                                         24            12            10            -            2           13
Common stock issued through public offerings               358             -             -          358            -            -
Common stock issued for acquisitions                       249           249             -            -            -         3
Cash dividends paid                                       (811)         (241)         (203)        (192)        (175)        (179)
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                            $     12,349        12,349        12,032       11,710       10,916       10,400
----------------------------------------------------------------------------------------------------------------------------------

Table 15
CAPITAL RATIOS

-----------------------------------------------------------------------------------------------------------------------------------

                                                                1998                                                          1997
                                                          -----------      --------------------------------------------------------

                                                               First            Fourth           Third        Second         First
(In millions)                                                Quarter           Quarter         Quarter       Quarter       Quarter
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
  Tier 1 capital                                           $  10,522            10,215           8,986         8,135         7,752
  Total capital                                               16,433            16,279          15,073        13,614        13,027
Adjusted risk-based assets                                   122,249           121,503         109,851       107,726       106,451
Adjusted leverage ratio assets                             $ 161,401           149,921         137,516       130,666       126,465
Ratios
  Tier 1 capital                                                8.61 %            8.41           8.18          7.55          7.28
  Total capital                                                13.44             13.40           13.72         12.64         12.24
  Leverage                                                      6.52              6.81            6.53          6.23          6.13
STOCKHOLDERS' EQUITY TO ASSETS
  Quarter-end                                                   7.18              7.65            7.55          7.05          7.01
  Average                                                       7.59 %            7.77           7.38          7.03          7.27
----------------------------------------------------------------------------------------------------------------------------------
BANK CAPITAL RATIOS
Tier 1 capital
  First Union National Bank                                     7.49 %            6.97            7.13          6.75          6.51
  First Union Bank of Delaware                                 13.75             11.83           13.72         14.16         13.86
  First Union Home Equity Bank                                 11.41             10.95           10.23          9.68          8.27
Total capital
  First Union National Bank                                    10.64             10.20           10.83         10.73         10.11
  First Union Bank of Delaware                                 14.27             13.09           14.97         15.42         15.11
  First Union Home Equity Bank                                 13.61             13.20           12.39         11.94         10.87
Leverage
  First Union National Bank                                     5.90              6.02            5.88          5.48          6.15
  First Union Bank of Delaware                                  6.63              6.24            8.31         11.29         11.43
  First Union Home Equity Bank                                 10.48 %           10.16            9.12          8.44          7.42
----------------------------------------------------------------------------------------------------------------------------------



(a) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 to 5.00 percent. The capital ratios presented herein have not been restated to reflect the Signet pooling of interests acquisition.

Table 16
OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS (a)

---------------------------------------------------------------------------------------------------------------------------------

                                                            Weighted
                                                          Average Rate           Estimated
                                                  -----------------------   ----------------
                                                                         Maturity
March 31, 1998                       Notional                                  In      Fair
(In millions)                         Amount      Receive      Pay      Years (b)     Value                   Comments
-----------------------------------------------------------------------------------------------------------------------------
ASSET RATE
  CONVERSIONS
  Interest rate swaps              $  13,000      6.52%      5.63%       4.15              Converts floating rate loans to fixed
    Carrying amount                                                               $  50    rate.  Adds to liability sensitivity.
    Unrealized gross gain                                                           129    Similar characteristics to a fixed
    Unrealized gross loss                                                            (5)   income security funded with
                                                                                           variable rate liabilities. Includes
                                                                                           $2.9 billion of callable swaps
                                                                                           expected to mature in or before
                                                                                           December 1999 if swap rates are
                                                                                           below 7.04 percent.
                                                                                  -------
        Total                                                                        174
                                                                                  -------
  Forward interest rate swaps            725      6.20          -        2.72              Converts floating rate loans to fixed
    Carrying amount                                                                    -   rates in future periods. Effective
    Unrealized gross gain                                                              2   December 1998 with put options on
    Unrealized gross loss                                                              -   forward swaps referenced under
                                                                                           "Rate Sensitivity Hedges" linked to
                                                                                           this item.
                                                                                  -------
        Total                                                                          2
                                                                                  -------
  Interest rate floors                   500      6.07       5.63        0.87              Paid a premium to convert floating
    Carrying amount                                                                    2   rate loans to fixed rate when 3
    Unrealized gross gain                                                              -   month LIBOR is below an average
    Unrealized gross loss                                                              -   of 6.07 percent.
                                                                                  -------
        Total                                                                          2
---------------------------------------------                                     -------
        Total asset rate
          conversions              $  14,225      6.49%      5.63%       3.96   $    178
-----------------------------------------------------------------------------------------
LIABILITY RATE
  CONVERSIONS
  Interest rate swaps              $   6,772      7.01%      5.81%       9.36              Converts $4.0 billion of fixed rate
    Carrying amount                                                             $     16   long-term debt to floating rate by
    Unrealized gross gain                                                            258   matching the terms of the swap
    Unrealized gross loss                                                             (6)  to the debt issue. Also converts $562
                                                                                           million of fixed rate CDs to variable
                                                                                           rate, $1.2 billion of fixed rate bank
                                                                                           notes to floating rate and $1.0 billion
                                                                                           of fixed rate trust capital securities
                                                                                           to variable rate.
                                                                                  -------
        Total                                                                        268
                                                                                  -------
  Interest rate floors                   250      4.43          -        3.20              $250 million floor offsets a
    Carrying amount                                                                    1   corresponding rate purchased floor
    Unrealized gross gain                                                              -   in long-term debt.
    Unrealized gross loss                                                             (1)
                                                                                  -------
        Total                                                                          -
---------------------------------------------                                     -------
        Total liability rate
          conversions              $   7,022      6.92%      5.81%       9.14   $    268
-----------------------------------------------------------------------------------------








                                                                     (Continued)

Table 16
OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS (a)


--------------------------------------------------------------------------------------------------------------------------------

                                                                  Weighted
                                                              Average Rate             Estimated
                                                   -------------------  ----------------------
                                                                          Maturity
March 31, 1998                         Notional                                In       Fair
(In millions)                          Amount       Receive      Pay      Years (b)     Value                   Comments
-------------------------------------------------------------------------------------------------------------------------------
RATE SENSITIVITY
  HEDGES
  Put options on forward swaps     $    725             - %     6.20%       0.71           Paid a premium for the right to
    Carrying amount                                                                $   3   terminate $725 million of forward
    Unrealized gross gain                                                              -   interest rate swaps based on
    Unrealized gross loss                                                              -   interest rates in effect in December
                                                                                           1998.  Reduces liability sensitivity.
                                                                                     ----
        Total                                                                          3
                                                                                     ----
  Interest rate caps (LIBOR)            148          5.68       7.03        1.73           Paid a premium for the right to lock
    Carrying amount                                                                    1   in 3 month LIBOR reset rates on
    Unrealized gross gain                                                              -   pay variable rate swaps.
    Unrealized gross loss                                                             (1)
                                                                                     ----
        Total                                                                          -
                                                                                     ----
Interest rate caps (CMT)              2,200          -          5.70        3.71           Paid a premium for the right to lock
    Carrying amount                                                                   26   in 1 year Treasury rates for the
    Unrealized gross gain                                                              -   purpose of converting floating rate
    Unrealized gross loss                                                             (4)  liabilities to fixed rate.
                                                                                     ----
        Total                                                                         22
                                                                                     ----
  Short eurodollar futures            7,534          -          6.20        0.31           Locks in 3 month LIBOR reset rates
    Carrying amount                                                                    -   on pay variable rate swaps.  $4.8
    Unrealized gross gain                                                              -   billion effective June 1998 and $2.8
    Unrealized gross loss                                                             (9)  billion effective September 1998.
                                                                                     ----
        Total                                                                         (9)
                                                                                     ----
  Long eurodollar futures             2,000          6.62          -        1.09           Converts floating rate LIBOR-based
    Carrying amount                                                                    -   loans to fixed rate. Adds to liability
    Unrealized gross gain                                                              4   sensitivity. Similar characteristics to
    Unrealized gross loss                                                              -   fixed income security funded with
                                                                                           variable rate liabilities. $500 million
                                                                                           effective December 1998, March
                                                                                           1999, June 1999 and September
                                                                                           1999.
                                                                                     ----
        Total                                                                          4
                                                                                     ----
  Call Options on eurodollar
    futures                             512          6.84          -        0.34           Paid a premium for the right to buy
      Carrying amount                                                                  -   Eurodollar futures that convert
      Unrealized gross gain                                                            1   floating rate LIBOR-based loans to
      Unrealized gross loss                                                            -   fixed rate.  Interest rate risk limited
                                                                                           to premium paid. $256 million
                                                                                           effective June 1998 and September
                                                                                           1998.
                                                                                     ----
        Total                                                                          1
--------------------------------------------                                         ----
        Total rate sensitivity
          hedges                   $ 13,119          6.61 %     6.11%       1.04   $  21
-----------------------------------------------------------------------------------------



(a) Includes only off-balance sheet derivative financial instruments related to interest rate risk management activities. (b) Estimated maturity approximates average life except for eurodollar futures, average life of .25 years. London Interbank Offered Rates (LIBOR) - The average of interbank offered rates on dollar deposits in the London market, based on quotations at five major banks. Weighted average pay rates are generally based on one to six month LIBOR. Pay rates reset at predetermined reset dates over the life of the contract. Rates shown are the pay rates in effect as of March 31, 1998. Weighted average receive rates are fixed rates set at the time the contract was transacted. Carrying amount includes accrued interest receivable/payable and unamortized premiums paid/received.

Table 17
OFF-BALANCE SHEET DERIVATIVES - EXPECTED MATURITIES (a)

--------------------------------------------------------------------------------------------------------------------

March 31, 1998                         1 Year            1 -2         2 -5         5 -10       After 10
(In millions)                          or Less           Years        Years        Years        Years         Total
---------------------------------------------------------------------------------------------------------------------
ASSET RATE CONVERSIONS
Notional amount                       $ 1,596                10        8,422        4,197            -        14,225
Weighted average receive rate            5.54%             5.63         6.59         6.65            -          6.49
Estimated fair value                  $    10                   -        145           23            -           178
---------------------------------------------------------------------------------------------------------------------
LIABILITY RATE CONVERSIONS
Notional amount                       $   865               374        1,045        3,150        1,588         7,022
Weighted average receive rate            5.61%             7.88         7.34         6.81         7.35          6.92
Estimated fair value                  $    (1)               12           50          126           81           268
---------------------------------------------------------------------------------------------------------------------
RATE SENSITIVITY HEDGES
Notional amount                       $ 9,826             1,050        2,243            -            -        13,119
Weighted average receive rate            6.63%             6.61         5.68            -            -          6.61
Estimated fair value                  $    (3)                2           22            -            -            21
---------------------------------------------------------------------------------------------------------------------


(a) Includes only off-balance sheet derivative financial instruments related to interest rate risk management activities. Pay rates are generally based on one to six month LIBOR and reset at predetermined reset dates. Current pay rates are not necessarily indicative of future pay rates, and therefore, they have been excluded from the above table. Weighted average pay rates are indicated in Table 16.

Table 18
OFF-BALANCE SHEET DERIVATIVES ACTIVITY (a)
-------------------------------------------------------------------------------------------------------


                                                       Asset     Liability          Rate
                                                        Rate          Rate   Sensitivity
(In millions)                                    Conversions    Conversions       Hedges        Total
------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                      $     12,880         7,133        18,308       38,321
Additions                                              1,600           525               -      2,125
Maturities/Amortizations                               (255)         (636)       (5,089)      (5,980)
Terminations                                               -             -         (100)        (100)
------------------------------------------------------------------------------------------------------

Balance, March 31, 1998                         $     14,225         7,022        13,119       34,366
------------------------------------------------------------------------------------------------------

(a) Includes only off-balance sheet derivative financial instruments related to interest rate risk management activities.

FIRST UNION CORPORATION
NET INTEREST INCOME SUMMARIES
---------------------------------------------------------------------------------------------------------------------------

                                                              FIRST QUARTER 1998                        FOURTH QUARTER 1997
                                                ---------------------------------------------------------------------------

                                                                         Average                                    Average
                                                            Interest       Rates                       Interest       Rates
                                                 Average     Income/     Earned/            Average     Income/     Earned/
(In millions)                                   Balances     Expense        Paid           Balances     Expense        Paid
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-bearing bank balances                 $     242           3        4.52 %        $     382           5        5.30 %
Federal funds sold and securities
  purchased under resale agreements                9,108         119        5.33              7,527         104        5.44
Trading account assets (a)                         5,512          83        6.13              6,383         101        6.30
Securities available for sale (a)                 28,152         469        6.68             19,192         331        6.90
Investment securities (a)
  U.S. Government and other                        1,399          27        7.63              1,473          28        7.46
  State, county and municipal                        711          19       10.90                731          20       10.97
---------------------------------------------------------------------                     ----------------------

        Total investment securities                2,110          46        8.74              2,204          48        8.63
---------------------------------------------------------------------                     ----------------------
Loans
  Commercial
    Commercial, financial and agricultural        27,830         527        7.68             27,094         508        7.44
    Real estate - construction and other           2,313          48        8.37              2,486          50        7.95
    Real estate - mortgage                         8,503         175        8.35              8,726         188        8.55
    Lease financing                                3,782         105       11.09              3,988         108       10.80
    Foreign                                        1,448          23        6.44              1,299          22        6.62
---------------------------------------------------------------------                     ----------------------

        Total commercial                          43,876         878        8.10             43,593         876        7.98
---------------------------------------------------------------------                     ----------------------
  Retail
    Real estate - mortgage                        25,686         499        7.77             25,719         507        7.89
    Installment loans - Bankcard (c)               2,493         116       18.63              4,982         213       17.17
    Installment loans - other and
      Vehicle leasing                             23,971         562        9.49             24,380         582        9.48
---------------------------------------------------------------------                     ----------------------
        Total retail                              52,150       1,177        9.08             55,081       1,302        9.43
---------------------------------------------------------------------                     ----------------------
        Total loans                               96,026       2,055        8.63             98,674       2,178        8.79
---------------------------------------------------------------------                     ----------------------
        Total earning assets                     141,150       2,775        7.92            134,362       2,767        8.20
                                                              -------------------                        -------------------
Cash and due from banks                            6,111                                      5,978
Other assets                                      16,709                                     12,134
---------------------------------------------------------                                 ----------

        Total assets                           $ 163,970                                  $ 152,474
---------------------------------------------------------                                 ----------
LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Interest-bearing deposits
    Savings and NOW accounts                      30,188         225        3.02             28,585         222        3.09
    Money market accounts                         15,282         123        3.27             16,073         125        3.09
    Other consumer time                           29,493         386        5.31             29,482         391        5.27
    Foreign                                        1,515          20        5.41              1,002          17        6.48
    Other time                                     3,829          68        7.17              3,995          66        6.47
---------------------------------------------------------------------                     ----------------------
        Total interest-bearing deposits           80,307         822        4.15             79,137         821        4.11
  Federal funds purchased and securities
    sold under repurchase agreements              28,946         360        5.04             22,270         282        5.03
  Commercial paper                                 1,071          14        5.27                864          18        8.17
  Other short-term borrowings                      6,296          85        5.49              5,094          77        6.03
  Long-term debt                                   8,230         128        6.23              8,173         132        6.49
---------------------------------------------------------------------                     ----------------------
        Total interest-bearing liabilities       124,850       1,409        4.57            115,538       1,330        4.57
                                                              -------------------                        -------------------
  Noninterest-bearing deposits                    20,580                                     20,264
  Other liabilities                                5,111                                      3,842
  Guaranteed preferred beneficial interests          991                                        990
  Stockholders' equity                            12,438                                     11,840
---------------------------------------------------------                                 ----------
         Total liabilities and                                                            $ 152,474
                                                                                          ----------
           stockholders' equity                $ 163,970
---------------------------------------------------------
Interest income and rate earned                            $   2,775        7.92 %                    $   2,767        8.20 %
Interest expense and equivalent rate paid                      1,409        4.04                          1,330        3.93
---------------------------------------------------------------------------------         ----------------------------------
Net interest income and margin                             $   1,366        3.88 %                    $   1,437        4.27 %
---------------------------------------------------------------------------------         ----------------------------------

(a) Yields related to securities and loans exempt from both federal and state income taxes, federal income taxes only or state income taxes only are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent; and tax rates of
7.25 percent in North Carolina; 5.5 percent in Florida; 4.5 percent in South Carolina; 6 percent in Georgia and Tennessee; 7 percent in Maryland; 9.975 percent in Washington, D.C.; 4.87 percent in Delaware; 6.5 percent in New Jersey; and 9.5 percent in Connecticut. Lease financing amounts include related deferred income taxes.

    ------------------------------------------------------------------------------------------------------------------------------

                     THIRD QUARTER 1997                           SECOND QUARTER 1997                       FIRST QUARTER 1997
    --------------------------------------------------------------------------------------------------------------------------------
                                Average                                       Average                                  Average
                  Interest        Rates                        Interest         Rates                    Interest        Rates
       Average     Income/      Earned/             Average     Income/       Earned/         Average     Income/      Earned/
      Balances     Expense         Paid            Balances     Expense          Paid        Balances     Expense         Paid
    --------------------------------------------------------------------------------------------------------------------------------

     $     489           6         4.74 %         $     377           5          5.66 %     $     284           3         4.41 %

         7,573         104         5.46               7,096          99          5.54           6,110          83         5.59
         5,301          88         6.55               4,289          72          6.72           3,557          57         6.49
        18,636         328         6.98              19,275         341          7.09          16,525         278         6.84

         1,533          28         7.36               1,531          29          7.61           1,646          31         7.47
           742          21        10.89                 766          21         11.21             787          21        11.03
    -----------------------                      -----------------------                   -----------------------
         2,275          49         8.51               2,297          50          8.81           2,433          52         8.62
    -----------------------                      -----------------------                   -----------------------


        26,582         510         7.61              26,661         513          7.72          25,702         485         7.66
         2,625          58         8.80               2,795          60          8.65           2,879          61         8.53
         9,117         202         8.78               9,289         203          8.77           9,630         200         8.41
         4,043         106        10.42               3,919         100         10.19           3,419          83         9.83
         1,296          20         6.27               1,290          19          6.14           1,024          16         6.16
    -----------------------                      -----------------------                   -----------------------
        43,663         896         8.14              43,954         895          8.17          42,654         845         8.03
    -----------------------                      -----------------------                   -----------------------

        26,373         519         7.80              27,279         534          7.85          28,601         555         7.87
         5,321         213        15.87               5,510         202         14.68           5,514         192        14.09

        25,096         606         9.59              24,860         592          9.55          24,243         578         9.67
    -----------------------                      -----------------------                   -----------------------
        56,790       1,338         9.35              57,649       1,328          9.24          58,358       1,325         9.21
    -----------------------                      -----------------------                   -----------------------
       100,453       2,234         8.82             101,603       2,223          8.78         101,012       2,170         8.71
    -----------------------                      -----------------------                   -----------------------
       134,727       2,809         8.27             134,937       2,790          8.29         129,921       2,643         8.25
                    --------------------                         ---------------------                     --------------------
         5,740                                        5,835                                     5,933
        10,895                                       10,528                                    10,430
    -----------                                  -----------                               -----------
     $ 151,362                                    $ 151,300                                 $ 146,284
    -----------                                  -----------                               -----------



        29,357         219         2.96              29,507         210          2.85          28,840         199         2.80
        14,794         119         3.20              14,257         107          3.00          14,696         106         2.93
        30,991         409         5.23              31,721         410          5.19          32,920         421         5.18
         1,263          17         5.48               3,068          41          5.39           1,821          24         5.27
         3,328          54         6.46               3,422          53          6.27           3,684          54         5.94
    -----------------------                      -----------------------                   -----------------------
        79,733         818         4.07              81,975         821          4.02          81,961         804         3.98

        22,011         281         5.06              21,958         275          5.00          18,801         229         4.96
         1,089          14         5.36               1,280          18          5.40             905          11         5.05
         5,616          85         6.00               4,630          71          6.21           3,296          47         5.73
         7,854         130         6.51               7,707         126          6.59           8,032         130         6.54
    -----------------------                      -----------------------                   -----------------------
       116,303       1,328         4.53             117,550       1,311          4.47         112,995       1,221         4.38
                    --------------------                         ---------------------                     --------------------
        19,197                                       18,808                                    18,468
         3,696                                        3,313                                     3,274
           990                                          990                                       913
        11,176                                       10,639                                    10,634
    -----------                                  -----------                               -----------
     $ 151,362                                    $ 151,300                                 $ 146,284
    -----------                                 ------------                               -----------

                  $  2,809         8.27 %                      $  2,790          8.29 %                  $  2,643         8.25 %
                     1,328         3.91                           1,311          3.90                       1,221         3.81
                 -----------------------                         ---------------------                     --------------------
                  $  1,481         4.36 %                      $  1,479          4.39 %                  $  1,422         4.44 %
                 -----------------------                         ---------------------                     --------------------


(b) The loan averages include loans on which the accrual of interest has been discontinued and are stated net of unearned income.
(c) Installment loans - Bankcard include credit card, ICR, signature and First Choice amounts.

FIRST UNION CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------------

                                                                  1998                                                1997
                                                           ------------  --------------------------------------------------

                                                                 First       Fourth        Third       Second        First
(In millions, except per share data)                           Quarter      Quarter      Quarter      Quarter      Quarter
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                     $    7,077        6,445        6,661        6,971        6,540
Interest-bearing bank balances                                     217          710          204          492          353
Federal funds sold and securities
  purchased under resale agreements                             10,828        7,740        6,898        7,450        5,985
---------------------------------------------------------------------------------------------------------------------------
        Total cash and cash equivalents                         18,122       14,895       13,763       14,913       12,878
---------------------------------------------------------------------------------------------------------------------------
Trading account assets                                           6,682        5,457        7,825        5,418        4,194
Securities available for sale                                   32,111       21,415       18,924       18,817       16,839
Investment securities                                            2,072        2,175        2,268        2,285        2,408
Loans, net of unearned income                                   98,092       96,873      101,452      102,783      101,747
  Allowance for loan losses                                     (1,224)      (1,212)      (1,496)      (1,490)      (1,487)
---------------------------------------------------------------------------------------------------------------------------
        Loans, net                                              96,868       95,661       99,956      101,293      100,260
---------------------------------------------------------------------------------------------------------------------------
Premises and equipment                                           4,398        4,233        4,228        4,230        4,310
Due from customers on acceptances                                  575          854          838          730          635
Other intangible assets                                          2,665        2,674        2,743        2,809        2,882
Other assets                                                     8,473        9,910        4,630        4,300        4,036
---------------------------------------------------------------------------------------------------------------------------
        Total assets                                        $  171,966      157,274      155,175      154,795      148,442
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing deposits                                  22,425       21,753       20,734       20,962       19,978
  Interest-bearing deposits                                     80,901       81,136       78,669       80,027       80,320
---------------------------------------------------------------------------------------------------------------------------
        Total deposits                                         103,326      102,889       99,403      100,989      100,298
Short-term borrowings                                           40,301       27,357       29,545       29,544       24,500
Bank acceptances outstanding                                       575          855          838          730          635
Other liabilities                                                6,172        5,108        4,520        4,018        3,615
Long-term debt                                                   8,252        8,042        8,169        7,608        8,004
---------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                      158,626      144,251      142,475      142,889      137,052
---------------------------------------------------------------------------------------------------------------------------
Guaranteed preferred beneficial interests
  in Corporation's junior subordinated
  deferrable interest debentures                                   991          991          990          990          990
---------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock                                                      -            -            -            -            -
Common stock, $3.33-1/3 par value;
  authorized 2,000,000,000 shares                                2,148        2,121        2,118        2,091        2,086
Paid-in capital                                                  1,203        1,384        1,296        1,010        1,000
Retained earnings                                                8,749        8,273        8,115        7,760        7,452
Accumulated other comprehensive (loss), net                        249          254          181           55         (138)
---------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                              12,349       12,032       11,710       10,916       10,400
---------------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity          $  171,966      157,274      155,175      154,795      148,442
---------------------------------------------------------------------------------------------------------------------------
MEMORANDA
Securities available for sale-amortized cost                $   31,720       21,020       18,639       18,723       17,049
Investment securities-market value                               2,214        2,322        2,412        2,417        2,522
Stockholders' equity, net of unrealized
  gain (loss) on debt and equity securities                 $   12,349       12,032       11,710       10,916       10,400
Shares outstanding (In thousands)                              644,493      636,394      635,335      627,398      625,914
---------------------------------------------------------------------------------------------------------------------------

FIRST UNION CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
---------------------------------------------------------------------------------------------------------------------------------

                                                                      1998                                                  1997
                                                                 ----------  ----------------------------------------------------

                                                                     First       Fourth         Third       Second         First
(In millions, except per share data)                               Quarter      Quarter       Quarter      Quarter       Quarter
---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                                      $    2,045        2,167         2,226        2,216         2,162
Interest and dividends on securities available for sale                465          329           325          337           276
Interest and dividends on investment securities
  Taxable income                                                        27           27            28           29            30
  Nontaxable income                                                     14           14            14           14            15
Trading account interest                                                82          100            88           71            56
Other interest income                                                  122          109           110          104            86
---------------------------------------------------------------------------------------------------------------------------------
        Total interest income                                        2,755        2,746         2,791        2,771         2,625
---------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                                   822          821           818          821           804
Interest on short-term borrowings                                      459          377           380          364           287
Interest on long-term debt                                             128          132           130          126           130
---------------------------------------------------------------------------------------------------------------------------------
        Total interest expense                                       1,409        1,330         1,328        1,311         1,221
---------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                  1,346        1,416         1,463        1,460         1,404
Provision for loan losses                                               90          325           175          178           162
---------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                  1,256        1,091         1,288        1,282         1,242
---------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
Trading account profits                                                 33           86            24           61            33
Service charges on deposit accounts                                    214          222           214          208           210
Mortgage banking income                                                 66           74            59           58            56
Capital management income                                              362          226           223          219           214
Securities available for sale transactions                              20           12            10            5             4
Investment security transactions                                         -              -           2            1             -
Fees for other banking services                                         41           27            37           41            46
Equipment lease rental income                                           46           43            48           46            50
Sundry income                                                          367          227           230          176           204
---------------------------------------------------------------------------------------------------------------------------------
        Total noninterest income                                     1,149          917           847          815           817
---------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries                                                               653          597           543          554           527
Other benefits                                                         138          116           118          124           137
---------------------------------------------------------------------------------------------------------------------------------
        Personnel expense                                              791          713           661          678           664
Occupancy                                                              101           99           102          100           100
Equipment                                                              150          132           137          126           129
Advertising                                                             30           22            25           29            27
Telecommunications                                                      35           32            30           29            30
Travel                                                                  36           35            27           26            22
Postage, printing and supplies                                          49           45            40           40            45
FDIC assessment                                                          5            6             6            6             5
Professional fees                                                       32           54            29           27            24
External data processing                                                20           22            25           23            24
Other intangible amortization                                           66           71            69           68            69
Merger-related and restructuring charges                                29          210             -           59             -
Sundry expense                                                         164          219           141          143           144
---------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense                                    1,508        1,660         1,292        1,354         1,283
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes (benefits)                                  897          348           843          743           776
Income taxes (benefits) (a)                                            310          (14)          296          260           272
---------------------------------------------------------------------------------------------------------------------------------
        Net income                                              $      587          362           547          483           504
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Basic earnings                                                  $     0.91         0.57          0.88         0.78          0.80
Diluted earnings                                                      0.90         0.56          0.87         0.77          0.79
Cash dividends                                                  $     0.37         0.32          0.32         0.29          0.29
AVERAGE SHARES (In thousands)
Basic                                                              642,343      631,004       622,650      621,541       627,402
Diluted                                                            651,355      639,031       630,552      629,654       635,852
-----------------------------------------------------------------------------------------------------------------------------------

(a) Certain corporate and interstate banking entities were reorganized, which resulted in a reduction in the effective federal income tax rate in the fourth quarter of 1997. This benefit was principally offset by a higher provision for loan losses related to the restructuring of the unsecured consumer loan portfolio.

FIRST UNION CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------

                                                                                                     Three Months Ended
                                                                                                              March 31,
                                                                                                ------------------------

(In millions)                                                                                         1998         1997
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                                       $     587          504
Adjustments to reconcile net income to net cash provided (used) by operating activities
  Accretion and amortization of securities discounts and premiums, net                                  39            7
  Provision for loan losses                                                                             90          162
  Gain on sale of mortgage servicing rights                                                             (2)           -
  Securities available for sale transactions                                                           (20)          (4)
  Investment security transactions                                                                       -            -
  Depreciation and amortization                                                                        216          192
  Trading account assets, net                                                                       (1,173)         294
  Mortgage loans held for resale                                                                      (912)         140
  Gain on sale of premises and equipment                                                                (5)           -
  Gain on sale of assets held for sale                                                                  (1)          (2)
  Other assets, net                                                                                  2,354           96
  Other liabilities, net                                                                               297         (313)
------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                                    1,470        1,076
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Increase (decrease) in cash realized from
    Sales of securities available for sale                                                           3,226        3,019
    Maturities of securities available for sale                                                        324          463
    Purchases of securities available for sale                                                     (14,241)      (3,732)
    Calls and underdeliveries of investment securities                                                   -            1
    Maturities of investment securities                                                                145          109
    Purchases of investment securities                                                                 (40)         (20)
    Origination of loans, net                                                                         (141)         282
    Sales of premises and equipment                                                                     31           18
    Purchases of premises and equipment                                                               (241)        (178)
    Other intangible assets, net                                                                        (9)          (7)
    Purchase of bank owned separate account life insurance                                             (31)           -
    Cash equivalents acquired, net of purchases of banking organizations                                80            -
------------------------------------------------------------------------------------------------------------------------
        Net cash used by investing activities                                                      (10,897)         (45)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase (decrease) in cash realized from
    Deposits, net                                                                                      189       (2,404)
    Securities sold under repurchase agreements and other short-term borrowings, net                12,829         (486)
    Issuances of guaranteed preferred beneficial interests                                               -          495
    Issuances of long-term debt                                                                      1,400            -
    Payments of long-term debt                                                                      (1,250)         (56)
    Sales of common stock                                                                              133          116
    Purchases of common stock                                                                         (406)        (836)
    Cash dividends paid                                                                               (241)        (179)
------------------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by financing activities                                            12,654       (3,350)
------------------------------------------------------------------------------------------------------------------------
        Increase (decrease) in cash and cash equivalents                                             3,227       (2,319)
        Cash and cash equivalents, beginning of year                                                14,895       15,197
------------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents, end of year                                                   $  18,122       12,878
------------------------------------------------------------------------------------------------------------------------
NONCASH ITEMS
Increase in foreclosed properties and a decrease in loans                                        $       1            6
Issuance of common stock for purchase accounting acquisitions                                          249            4
Effect on stockholders' equity of an unrealized gain (loss) on debt and equity securities included in
    Securities available for sale                                                                       (4)        (205)
    Other assets (deferred income taxes)                                                         $       1          (65)
------------------------------------------------------------------------------------------------------------------------